Exhibit 99.1

SILVER WHEATON CORP.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2007

March 28, 2008

Suite 3150, 666 Burrard Street
Vancouver, B.C. V6C 2X8

     SILVER WHEATON CORP.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2007

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

     This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton Corp. (“Silver Wheaton”) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the completion and integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases or expects to purchase silver or silver in concentrates and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in this annual information form which is incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Currency Presentation and Exchange Rate Information

     This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”.

     The high, low, average and closing exchange rates for converting Canadian dollars into United States dollars for each of the three years ended December 31, 2007, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2007	2006	2005

High	C$1.1853	C$1.1726	C$1.2841
Low	0.9170	1.0990	1.1507
Average (1)	1.0748	1.1341	1.2118
Closing	0.9881	1.1653	1.1659

_______________________________
(1) Calculated as an average of the daily noon rates for each period.

     On March 25, 2008, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.0173.

Silver Prices

     The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years ended December 31, 2007, as quoted on the London Bullion Market Association, were as follows:

	Year ended December 31
	2007	2006	2005

High	$15.82	$14.94	$9.23
Low	11.67	8.83	6.39
Average	13.38	11.55	7.32
Closing	14.76	12.90	8.83

     On March 25, 2008, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $17.58.

CORPORATE STRUCTURE

     Pursuant to Articles of Continuance dated December 17, 2004, Silver Wheaton Corp. (“Silver Wheaton” or the “Corporation”) was continued under the Business Corporations Act (Ontario).

     The Corporation’s head office is located at Suite 3150, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

     The Corporation’s active subsidiaries are Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”) which is wholly-owned and is governed by the laws of the Cayman Islands, and Silver Wheaton Luxembourg S.a.r.l. which is wholly-owned by Silver Wheaton Caymans and is governed by the laws of Luxembourg. As used in this annual information form, except as otherwise required by the context, reference to “Silver Wheaton” or the “Corporation” means Silver Wheaton Corp., Silver Wheaton (Caymans) Ltd. and Silver Wheaton Luxembourg S.a.r.l.

SILVER WHEATON AND ITS PRINCIPAL SUBSIDIARIES

GENERAL DEVELOPMENT OF THE BUSINESS

Luismin Transaction

     On October 15, 2004, the Corporation entered into a silver purchase contract (the “Luismin Silver Purchase Contract”) with Goldcorp Inc. (“Goldcorp”) (formerly Wheaton River Minerals Ltd.), Silver Wheaton Caymans and Goldcorp Trading (Barbados) Limited (“Goldcorp Trading”) (formerly Wheaton Trading (Caymans) Ltd.), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton Caymans agreed to purchase 100% of the payable silver produced by Luismin, S.A. de C.V. (“Luismin”), a wholly-owned subsidiary of Goldcorp, from its Mexican mining operations which include the Tayoltita, Santa Rita and Central Block mines in the San Dimas district (collectively, the “San Dimas Mine”), the San Martin mine (recently sold by Goldcorp, however, silver is still required to be delivered to the Corporation by Goldcorp in an amount equal to the silver sales from such mine), the Nukay mine and the Los Filos project (the San Dimas Mine, the San Martin mine, the Nukay mine and the Los Filos project collectively referred to herein as the “Luismin Mines”) for an upfront payment of C$46 million in cash and 108 million common shares of the Corporation (generally referred to herein as the “Common Shares”), plus a payment equal to the lesser of (a) $3.90 per ounce of delivered silver (subject to an inflationary price adjustment after October 15, 2007; the inflationary price adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 0.4% to be compounded annually after October 15, 2007); and (b) the then prevailing market price per ounce of silver (the “Luismin Transaction”).

     On March 30, 2006, the Corporation and Goldcorp amended the Luismin Silver Purchase Contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, the Corporation issued to Goldcorp 18 million Common Shares, representing approximately 9.8% of the then outstanding Common Shares, and a $20 million one year non-interest bearing promissory note, which was paid in full on March 29, 2007.

See “Description of the Business – San Dimas Mine, Mexico” for details regarding the San Dimas Mine.

Zinkgruvan Transaction

     On December 8, 2004, Silver Wheaton Caymans entered into a silver purchase contract (the “Zinkgruvan Silver Purchase Contract”) with Lundin Mining Corporation (“Lundin”) and Zinkgruvan Mining AB (“Zinkgruvan”), a wholly-owned subsidiary of Lundin, pursuant to which Silver Wheaton Caymans agreed to purchase 100% of the payable silver produced by Zinkgruvan from its lead-zinc-silver mine in Sweden (the “Zinkgruvan Mine”) over its entire mine life for an upfront cash payment of $50 million in cash, 6 million Common Shares and 30 million Silver Wheaton common share purchase warrants (TSX: SLW.WT), plus a payment equal to the lesser of (a) $3.90 per ounce of delivered silver (subject to an inflationary price adjustment after December 8, 2007; the inflationary adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 0.4% to be compounded annually after December 8, 2007); and (b) the then prevailing market price per ounce of silver.

Yauliyacu Transaction

     On March 23, 2006, Silver Wheaton Caymans entered into a silver purchase contract (the “Yauliyacu Silver Purchase Contract”) with Glencore International AG (“Glencore”) and Anani Investments Ltd., a wholly-owned subsidiary of Glencore, pursuant to which Silver Wheaton Caymans agreed to purchase up to 4.75 million ounces of silver produced per year, for a period of 20 years, based on production from Glencore’s Yauliyacu mining operations in Perú (the “Yauliyacu Mine”), for an upfront cash payment of $285 million, plus a payment equal to $3.90 per ounce of silver delivered under the contract (subject to an inflationary price adjustment after March 23, 2009; the inflationary adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 1.0% to be compounded annually after March 23, 2009). In the event that silver produced at the Yauliyacu Mine in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton Caymans in subsequent years will be increased to make up for the shortfall, so long as production allows.

     During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu Mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton also has an option to extend the 20 year term of the Yauliyacu Silver Purchase Contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

     See “Description of the Business – Yauliyacu Mine, Perú” for details regarding the Yauliyacu Mine.

Stratoni Transaction

     On April 23, 2007, Silver Wheaton Caymans entered into a silver purchase contract (the “Stratoni Silver Purchase Contract”) with European Goldfields Limited (“European Goldfields”) and Hellas Gold S.A. (“Hellas Gold”), a 95%-owned subsidiary of European Goldfields, pursuant to which the Corporation agreed to purchase 100% of the payable silver produced by Hellas Gold from the lead-zinc-silver Stratoni mine (the “Stratoni Mine”) located in Greece over its entire mine life, for an upfront cash payment of $57.5 million, plus a payment equal to the lesser of (a) $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment of 1% per annum after April 23, 2010); and (b) the then prevailing market price per ounce of silver. During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from any other mine owned by Hellas Gold or European Goldfields.

Peñasquito Transaction

     On July 24, 2007, Silver Wheaton Caymans entered into a silver purchase contract (the “Peñasquito Silver Purchase Contract”) with Goldcorp and Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton Caymans agreed to purchase 25% of the payable silver produced by Minera Peñasquito from the Peñasquito gold project located in Mexico (the “Peñasquito Project”) over its entire mine life, for an upfront cash payment of $485 million, plus a payment equal to the lesser of (a) $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment equal to 50% of the percentage increase in the United States consumer price index, subject to a maximum adjustment of 1.65% and a minimum adjustment of 0.4% per annum three years after commercial production commences and every December 31st thereafter); and (b) the then prevailing market price per ounce of silver. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito Project will be constructed with certain minimum production criteria by certain dates.

     See “Description of the Business – Peñasquito Project, Mexico” for details regarding the Peñasquito Project.

Rosemont Transaction

     On December 20, 2007, the Corporation entered into a binding letter agreement to purchase between 45% and 90% of the life of mine silver production from the copper-molybdenum-silver Rosemont project (the “Rosemont Project”) located in Pima County, Arizona and owned by Augusta Resource Corporation (“Augusta”). Subject to the finalization of the structure of the transaction, including tax considerations, the Corporation or Silver Wheaton Caymans will pay an upfront cash payment ranging in value from $135 million to $165 million to acquire 45% of the payable silver, to $240 million to $320 million to acquire 90% of the payable silver, produced for the life of mine. The upfront payment will be made on a drawdown basis to fund construction of the mine as construction milestones are achieved. Silver Wheaton will not be required to pay any further ongoing per ounce payments for silver delivered from Rosemont and is not required to fund or contribute to ongoing capital expenditures, including expansion scenarios. Augusta will provide a completion guarantee that the Rosemont Project will be constructed with certain minimum production criteria by certain dates.

     The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study, (b) Augusta having entered into committed arrangements for sufficient financing to construct and operate the mine, (c) execution by the parties of definitive agreements on or before June 30, 2008, and (d) receipt of any required regulatory approvals and third-party consents. The tax structuring and decision on the percentage of silver to be sold is expected to be finalized by March 31, 2008 and the transaction is expected to close in the second quarter of 2008.

Mineral Park Transaction

     On March 17, 2008, Silver Wheaton Caymans entered into a silver purchase contract (the “Mineral Park Silver Purchase Contract”) with Mercator Minerals Ltd. (“Mercator”) and Mercator Minerals (Barbados) Ltd., a wholly-owned subsidiary of Mercator, pursuant to which Silver Wheaton Caymans agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $42 million in order to acquire 100% of the payable silver produced by the Mineral Park mine in Arizona (the “Mineral Park Mine”), over its entire mine-life, for the lesser of $3.90 (subject to a 1% annual adjustment beginning three years after a minimum production rate has been met) and the prevailing market price per ounce of delivered silver. Mercator has guaranteed that the Mineral Park Mine will attain a minimum production level by a certain date.

     The Mineral Park Mine currently produces copper from SX/EW leach operations, but construction is underway on a flotation operation that will produce copper-silver and molybdenum concentrates. Mercator expects that concentrate production will commence before July 2008 from a 25,000 tons per day operation, with production increasing to 50,000 tons per day approximately nine months later. All permits for the expansion are fully in place and the expected mine life is 25 years. Payable silver production is expected to average approximately 600,000 ounces per annum over the first 21 years of operations and the ore body is considered to have excellent exploration potential.

Strategic Investments

Bear Creek Mining Corporation

     On August 11, 2005, the Corporation acquired 4,821,905 common shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”) on the open market for total consideration of $12.2 million (C$14.6 million). On August 30, 2005, the Corporation acquired 540,000 units of Bear Creek, by way of private placement, for total consideration of $1.5 million (C$1.8 million), each unit being comprised of one common share of Bear Creek and one-half of one common share purchase warrant of Bear Creek. Each whole warrant entitled the Corporation to purchase one common share of Bear Creek at a price of C$4.25 until August 30, 2007, such warrants being fully exercised by the Corporation on January 11, 2007. On September 6, 2006, the Corporation acquired an additional 2,314,600 common shares of Bear Creek on the open market for total consideration of $18.5 million (C$20.6 million). On August 1, 2007, the Corporation acquired 200,000 units of Bear Creek, by way of private placement, for total consideration of $1.6 million (C$1.7 million), each unit being comprised of one common share of Bear Creek and one-half of one common share purchase warrant of Bear Creek. Each whole warrant entitles the Corporation to purchase one common share of Bear Creek at a price of C$10.50 until August 1, 2009. The Corporation currently owns approximately 18% of the outstanding common shares of Bear Creek on an undiluted basis and approximately 18.2% after giving effect to the exercise of the warrants held by the Corporation. Bear Creek’s material projects consist of the Corani and Santa Ana silver deposits in Perú.

Revett Minerals Inc.

     On November 24, 2006, the Corporation acquired 9,600,000 units of Revett Minerals Inc. (TSX: RVM) (“Revett”), by way of private placement, for total consideration of $9.5 million (C$10.9 million), each unit being comprised of one common share of Revett and one-quarter of one common share purchase warrant of Revett. Each whole warrant entitles the Corporation to purchase one common share of Revett at a price of C$1.36 until May 24, 2009, provided that if the closing price of the common shares of Revett is above C$2.00 for 15 consecutive trading days Revett may accelerate the expiry of the warrants. As part of this investment, the Corporation has been granted the right, under certain conditions, to maintain its pro rata interest in Revett in the event that Revett issues additional equity securities. The Corporation currently owns approximately 16.7% of the outstanding common shares of Revett on an undiluted basis and approximately 19.3% after giving effect to the exercise of the warrants held by the Corporation. Revett, through its subsidiaries, owns 67% of both the Rock Creek project and the Troy mine located in northwest Montana, United States.

Sabina Silver Corporation

     On December 21, 2006, the Corporation acquired 7,800,000 units of Sabina Silver Corporation (TSXV: SBB) (“Sabina”), by way of private placement, for total consideration of $11.2 million (C$12.9 million), each unit being comprised of one common share of Sabina and one-half of one common share purchase warrant of Sabina. Each whole warrant entitles the Corporation to purchase one common share of Sabina at a price of C$2.75 until December 21, 2010. Furthermore, if the closing price of the common shares of Sabina is above C$5.00 for 15 consecutive trading days, Sabina may accelerate the expiry of the warrants. As part of this investment, the Corporation has been granted the right to maintain its pro rata interest in Sabina in the event that Sabina issues additional equity securities. In addition, the Corporation has a right of first refusal on any future sales of silver streams by Sabina from its existing projects. The Corporation currently owns approximately 11.7% of the outstanding common shares of Sabina on an undiluted basis and approximately 16.6% after giving effect to the exercise of the warrants held by the Corporation. Sabina owns 100% of the zinc-silver Hackett River project located in northwest Nunavut, Canada.

Mines Management, Inc.

     On November 5, 2007, the Corporation acquired 2,500,000 common shares of Mines Management, Inc. (AMEX: MGN, TSX: MGT) (“Mines Management”), by way of private placement, for total consideration of $10 million. As part of this investment, the Corporation has been granted a right of first refusal over any silver stream sales by Mines Management from any of its projects in Montana. The Corporation currently owns approximately 11.2% of the outstanding common shares of Mines Management. Mines Management owns 100% of the Montanore project located in northwestern Montana.

DESCRIPTION OF THE BUSINESS

     Silver Wheaton is a mining company with 100% of its operating revenue from the sale of silver. The Corporation is actively pursuing further growth opportunities, primarily by way of entering into long-term silver purchase contracts. There is no assurance that any such investigations or negotiations will result in the acquisition of additional silver production.

Principal Product

     The Corporation’s principal product is silver that it has agreed to purchase pursuant to the Luismin Silver Purchase Contract, the Zinkgruvan Silver Purchase Contract, the Yauliyacu Silver Purchase Contract, the Stratoni Silver Purchase Contract, the Peñasquito Silver Purchase Contract and the Mineral Park Silver Purchase Contract. The Corporation expects to enter into a silver purchase contract in respect of the Rosemont Project by mid-2008. There is a worldwide silver market into which the Corporation can sell the silver purchased under the silver purchase contracts and, as a result, the Corporation will not be dependent on a particular purchaser with regard to the sale of the silver that it acquires from the Luismin, Yauliyacu and, in the future, the Peñasquito and Rosemont projects and the Mineral Park Mine. The silver in concentrate from the Zinkgruvan Mine and the Stratoni Mine is purchased from Silver Wheaton by various smelters and offtakers at the worldwide market price for silver.

Competitive Conditions

     Silver Wheaton is the largest public mining company with 100% of its operating revenue from the sale of silver. The ability of the Corporation to acquire additional silver in the future will depend on its ability to select suitable properties and enter into similar silver purchase contracts.

Operations

Raw Materials

     The Corporation purchases silver from the Luismin Mines in Mexico, the Zinkgruvan Mine in Sweden and the Peñasquito Project in Mexico for the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment equal to 50% of the percentage increase in the United States consumer price index, subject to a maximum adjustment of 1.65% and a minimum adjustment of 0.4% per annum after October 15, 2007 with respect to the Luismin Mines, after December 8, 2007 with respect to the Zinkgruvan Mine and three years after commercial production commences and every December 31st thereafter with respect to the Peñasquito Project) and the then prevailing market price per ounce of silver. The Corporation also purchases silver from the Stratoni Mine in Greece and will purchase silver from the Mineral Park Mine in Arizona, in each case for the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment of 1% per annum after April 23, 2010 with respect to the Stratoni Mine and three years after a minimum target rate of 35,000 tons of ore per day has been achieved for a 30-day consecutive period in the case of the Mineral Park Mine) and the then prevailing market price per ounce of silver. The Corporation also purchases silver from the Yauliyacu Mine in Perú for $3.90 per ounce of silver (subject to an annual inflationary adjustment equal to 50% of the percentage increase in the United States consumer price index, subject to a maximum adjustment of 1.65% and a minimum adjustment of 1% per annum after March 23, 2009).

Employees

     Currently, the Corporation has 18 employees. Certain administrative services are provided to the Corporation pursuant to an administration services agreement (the “Services Agreement”) entered into with Goldcorp on October 15, 2004 pursuant to which the Corporation has agreed to reimburse Goldcorp for such services. Under the Services Agreement, the Corporation pays a monthly fee to Goldcorp based on actual costs incurred by Goldcorp on behalf of Silver Wheaton, including employee compensation costs and other miscellaneous expenses. Silver Wheaton is in the process of becoming fully self reliant and the Services Agreement is scheduled to expire on September 30, 2008.

Foreign Interests

     The Corporation currently purchases or expects to be purchasing all of the payable silver from Goldcorp’s Luismin Mines in Mexico, Hellas Gold’s Stratoni Mine in Greece and Mercator’s Mineral Park Mine in the United States, all of the payable silver contained in lead concentrate from Lundin’s Zinkgruvan Mine, 25% of all of the payable silver from Goldcorp’s Peñasquito Project in Mexico, up to 4.75 million ounces of silver per year based on production from Glencore’s Yauliyacu Mine in Perú and between 45% and 90% of all of the payable silver produced from Augusta’s Rosemont Project in the United States. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Corporation and may adversely affect its business. The Corporation may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business — Risk Factors — Risks relating to the Mining Interests — Foreign Interests”.

Risk Factors

     The operations of the Corporation are speculative due to the nature of its business which is the purchase of silver production from producing mining companies. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Risks Relating to the Corporation

Subject to Same Risk Factors as the Luismin, Zinkgruvan, Yauliyacu, Stratoni and Mineral Park Mines and the Peñasquito and Rosemont Projects

     To the extent that they relate to the production of silver from, or the continued operation of, the Luismin Mines, the Zinkgruvan Mine, the Yauliyacu Mine, the Stratoni Mine, the Mineral Park Mine, the Peñasquito Project or the Rosemont Project (collectively, the “Mining Operations”), the Corporation will be subject to the risk factors applicable to the operators of such mines or projects, as set forth below under “Risks relating to the Mining Operations”.

Commodity Prices

     The price of the Common Shares and the Corporation’s financial results may be significantly adversely affected by a decline in the price of silver. The price of silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Corporation’s control such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver-producing countries throughout the world.

     In the event that the prevailing market price of silver is $3.90 per ounce or less (subject to certain inflationary price adjustments), the price at which the Corporation can purchase silver from the Luismin Mines, the Zinkgruvan Mine, the Stratoni Mine, the Mineral Park Mine and the Peñasquito and Rosemont projects will be the then prevailing market price per ounce of silver while the price at which the Corporation can purchase silver from the Yauliyacu Mine will be $3.90 and the Corporation will not generate positive cash flow or earnings.

No Control Over Mining Operations

     The Corporation has agreed to purchase 100% of all of the payable silver produced by the Luismin Mines, the Stratoni Mine and the Mineral Park Mine, 100% of all of the payable silver contained in lead concentrate produced by the Zinkgruvan Mine, up to 4.75 million ounces of silver produced per year based on production fromthe Yauliyacu Mine, and 25% of all payable silver produced from the Peñasquito Project. The Corporation has also entered into a binding letter agreement to purchase between 45% and 90% of all payable silver produced from the Rosemont Project. Other than the security interests which have been granted in the case of the San Dimas Mine, the Zinkgruvan Mine, the Peñasquito Project, the Stratoni Mine and the Mineral Park Mine, and the guarantees of Glencore in the case of the Yauliyacu Mine and Mercator in the case of the Mineral Park Mine, the Corporation has no contractual rights relating to the operations of such mines. The Corporation will not be entitled to any material compensation if the mining operations do not meet their forecasted silver production targets in any specified period or if the mining operations shut down or discontinue their operations on a temporary or permanent basis. In the case of the Peñasquito Project, the Rosemont Project or the Mineral Park Mine, they may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the silver production from the Peñasquito Project, the Rosemont Project or the Mineral Park Mine will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations or their successors may decide to suspend or discontinue operations.

Silver Sales from the Luismin Mines Account for a Substantial Portion of the Corporation’s Net Earnings

     The silver sales from the Luismin Mines currently account for a substantial portion of the Corporation’s net earnings. As a result, any significant disruptions at the Luismin Mines could have a material adverse effect on the Corporation’s net earnings. The Corporation’s reliance on the Luismin Mines is expected to be significantly decreased when the Peñasquito Project ramps up and if and when other silver stream opportunities such as Augusta’s Rosemont Project and Mercator’s Mineral Park Mine come on stream.

Risk of Non-Completion of Silver Purchase Agreements with Augusta and Mercator

     The silver purchase transaction with Augusta is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study, (b) Augusta having entered into committed arrangements for sufficient financing to construct and operate the mine, (c) execution by the parties of definitive agreements on or before June 30, 2008, and (d) the receipt of any required regulatory approvals and third-party consents. The silver purchase transaction with Mercator is subject to the completion of certain related agreements and the registration of certain charges, as well as receipt of the approval of 66.67% of the holders of Mercator’s 11.5% notes repayable February 16, 2012. There can be no assurance that the Corporation will finalize a silver purchase agreement with Augusta on the terms set out in the binding letter agreement or at all, or a silver purchase agreement with Mercator on the terms set out in the Mineral Park Silver Purchase Contract or at all.

Operating Model Risk

     The Corporation is not directly involved in the ownership or operation of mines. The silver purchase agreements that the Corporation has entered into are subject to most of the significant risks and rewards of a mining company, with the primary exception that, under such agreements the Corporation acquires silver production at a fixed cost. As a result of the Corporation’s operating model, the cash flow of the Corporation is dependent upon the activities of third parties which creates the risk that at any time those third parties may (a) have business interests or targets that are inconsistent with those of the Corporation, (b) take action contrary to the Corporation’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Corporation, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the third party arrangements. In addition, the termination of one or more of the Corporation’s silver purchase agreements with such third parties could have a material adverse effect on the results of operations or financial condition of the Corporation.

Silver Produced as a By-Product

     Silver is produced as a by-product metal at all operations with which the Corporation has silver purchase contracts, therefore, the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Acquisition Strategy

     As part of the Corporation’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry. In pursuit of such opportunities, the Corporation may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Corporation. The Corporation cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Corporation.

Market Price of the Common Shares and the Common Share Purchase Warrants

     The Common Shares are listed and posted for trading on the TSX and on the NYSE and the Corporation’s three series of common share purchase warrants are listed and posted for trading on the TSX. The Corporation’s business is in an early stage of development and an investment in the Corporation’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares and the Corporation’s common share purchase warrants are also likely to be significantly affected by short-term changes in silver prices or in the Corporation’s financial condition or results of operations as reflected in its quarterly earnings reports.

Income Taxes

     As the Corporation’s profit is derived from its subsidiary, Silver Wheaton Caymans, which is incorporated and operated in the Cayman Islands, the Corporation’s profits bear no income tax. The Corporation views the subsidiary’s profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no current income taxes have been recorded.

     Changes to taxation laws in either Canada or the Cayman Islands could result in some or all of the Corporation’s profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Corporation’s profits being subject to income tax.

Dividend Policy

     No dividends on the Common Shares have been paid by the Corporation to date. The Corporation anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business. The Corporation does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Corporation’s board of directors after taking into account many factors, including the Corporation’s operating results, financial condition and current and anticipated cash needs.

Conflicts of Interest

     Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from attending the portion of the meeting dedicated to discussing any matter in which such directors may have a conflict of interest or voting on such matter in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws.

Risks relating to the Mining Operations

Exploration, Development and Operating Risks

     Mining operations generally involve a high degree of risk. The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

     The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted.

Environmental Risks and Hazards

     All phases of the Mining Operations are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Mining Operations. Environmental hazards may exist on the properties on which the owners or operators of the Mining Operations hold interests which are unknown to such owners or operators at present and which have been caused by previous or existing owners or operators of the properties.

     Government approvals and permits are currently, and may in the future be, required in connection with the Mining Operations. To the extent such approvals are required and not obtained, the Mining Operations may be curtailed or prohibited from continuing operations or from proceeding with planned exploration or development of mineral properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Governmental Regulation

     The Mining Operations and exploration activities are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Luismin Mines, the Zinkgruvan Mine, the Yauliyacu Mine, the Stratoni Mine, the Mineral Park Mine, the Peñasquito Project and the Rosemont Project and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. As part of their normal course operating and development activities, such owners or operators have expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities in the future.

Environmental Regulation

     All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming more strict, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations. As well, environmental hazards may exist on a property in which the owners or operators of the Mining Operations hold an interest which were caused by previous or existing owners or operators of the properties and of which such owners or operators are not aware at present and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties.

Luismin Tailings Management Risks

     Certain environmental issues have arisen in respect of the tailings facilities at various mining operations of the operator, Luismin, of the Luismin Mines in Mexico. Luismin will be required to make further expenditures to maintain compliance with applicable environmental regulations. To the extent that Luismin’s tailings containment sites do not adequately contain tailings and result in pollution to the environment, Luismin may incur environmental liability for mining activities conducted both prior to and during its ownership of the Luismin operations. Should Luismin be unable to fund fully the cost of remedying an environmental problem, Luismin may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Luismin.

Permitting

     The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Corporation believes that, other than as discussed elsewhere in this annual information form, the owners and operators of the Mining Operations currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of these properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or becurtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Infrastructure

     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

Mineral Reserve and Mineral Resource Estimates

     The reported Mineral Reserves and Mineral Resources for the Mining Operations are only estimates. No assurance can be given that the estimated Mineral Reserves and Mineral Resources will be recovered or that they will be recovered at the rates estimated. Mineral Reserve and Mineral Resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral Reserve and Mineral Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of estimated reserves and/or resources.

Need for Additional Mineral Reserves

     Because mines have limited lives based on Proven and Probable Mineral Reserves, the Mining Operations must continually replace and expand their Mineral Reserves as their mines produce metals. The life-of-mine estimates for the Mining Operations may not be correct. The ability of the owners or operators of the Mining Operations to maintain or increase their annual production of silver will be dependent in significant part on their ability to bring new mines into production and to expand Mineral Reserves at existing mines.

     The San Dimas Mine has an estimated mine life of six years based on Proven and Probable Mineral Reserves. Historically, Luismin has sustained operations through the conversion of a high percentage of Inferred Mineral Resources to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Land Title

     Although the title to the properties owned by Luismin was reviewed by or on behalf of Luismin, no formal title opinions were delivered to Luismin and, consequently, no assurances can be given that there are no title defects affecting such properties. Luismin’s properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, Luismin may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

     Although the owners of the Zinkgruvan Mine have investigated the right to explore and exploit its properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title may be affected by undetected encumbrances or defects or governmental actions. The owners of the Zinkgruvan Mine have not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

     No assurances can be given that there are no title defects affecting the Yauliyacu Mine, the Stratoni Mine, the Mineral Park Mine, the Peñasquito Project or the Rosemont Project. The Yauliyacu Mine, the Stratoni Mine, the Mineral Park Mine, the Peñasquito Project and the Rosemont Project may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the operators of such operations may be unable to operate them as permitted or to enforce their rights with respect to their properties which may ultimately impair the ability of these operators to fulfill their obligations under the silver purchase agreements with the Corporation.

Commodity Price Fluctuations

     The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending on the price of other metals produced from the mines which generate cash flow to the owners, gold in the case of the Luismin Mines, lead-zinc in the case of the Zinkgruvan Mine, the Yauliyacu Mine and the Stratoni Mine, zinc-gold-lead in the case of the Peñasquito Project and copper-molybdenum in the case of both the Rosemont Project and the Mineral Park Mine, cash flow from mining operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Luismin Mines, the Zinkgruvan Mine, the Yauliyacu Mine, the Stratoni Mine, the Mineral Park Mine, the Peñasquito Project and the Rosemont Project is dependent on metal prices that are adequate to make these properties economic.

     In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Additional Capital

     The mining, processing, development and exploration of the Mining Operations may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Mining Operations and related properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Foreign Interests

     The operations at the Luismin Mines and the Peñasquito Project are conducted in Mexico, the operations at the Zinkgruvan Mine are conducted in Sweden, the operations at the Yauliyacu Mine are conducted in Perú, the operations of the Stratoni Mine are conducted in Greece and the operations at the Rosemont Project will be, and the Mineral Park Mine are, conducted in the United States, and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

     The Yauliyacu Mine is located in central Perú and, accordingly, is subject to risks normally associated with the operation of mineral properties in Perú. Perú is a developing country that has experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining firms. The mining operations at the Yauliyacu Mine could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the mining business, including expropriation. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation.

     Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Sweden, Perú, Greece or the United States may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

     Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

     The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations.

Peñasquito Construction and Development Risk

     The Peñasquito Project is currently at the construction stage of its development. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that Minera Peñasquito or its successors will have the financial, technical and operational resources to complete the construction and development of the Peñasquito Project in accordance with current expectations or at all.

Rosemont Construction and Development Risk

     The Rosemont Project is currently a development stage project and Silver Wheaton is not required to advance any money to Augusta until (a) Augusta has received all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study, (b) Augusta has entered into committed arrangements for sufficient financing to construct and operate the mine, and (c) the execution by the parties of definitive agreements on or before June 30, 2008. Construction and development of the project is subject to numerous risks, including, but not limited to, obtaining the necessary approvals and permits; delays in obtaining equipment, material and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. The construction and development of the Rosemont Project requires significant capital, technical and managerial resources which Augusta may not be successful in obtaining and which could result in delay or indefinite postponement of further exploration and development of the Rosemont Project. The Rosemont Project may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the silver production from the Rosemont Project will ultimately meet forecasts or targets. While the definitive agreement with Augusta relating to the Rosemont Project is expected to include a completion guarantee with minimum production criteria, Augusta or its successors may decide at any point in time to discontinue development of the Rosemont Project temporarily or on a permanent basis. Local environmental and political opposition may impede the development of the Rosemont Project. On January 16, 2007, the Pima County Board of Supervisors voted to oppose the project. However, the right to mine and extract the Mineral Resources is subject to obtaining permits and approvals from federal and state agencies.

Mineral Park Construction and Development Risk

     The Mineral Park Mine currently produces copper from SX/EW leach operations, but construction is underway on a flotation operation that will produce copper-silver and molybdenum concentrates. Mercator expects that concentrate production will commence before July 2008 from a 25,000 tons per day operation, with production increasing to 50,000 tons per day approximately nine months later. However, such expansion could be delayed or indefinitely postponed. In addition, the expansion planned for the Mineral Park Mine may not commence within the time frame anticipated, if at all, and there can be no assurance that the silver production from the Mineral Park Mine will ultimately meet forecasts or targets. While the Mineral Park Silver Purchase Contract includes a completion guarantee with minimum production criteria, Mercator or its successors may decide at any point in time to discontinue development of the Mineral Park Mine temporarily or on a permanent basis. Local environmental and political opposition may impede the development of the Mineral Park Mine.

CIM Standards Definitions

     The estimated Mineral Reserves and Mineral Resources for the San Dimas Mine, the Los Filos Project, the Peñasquito Project, the Stratoni Mine, the Mineral Park Mine and the Rosemont Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”). The estimated Mineral Reserves and Mineral Resources for the Zinkgruvan Mine have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated by Zinkgruvan staff in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with the CIM Standards. The estimated Mineral Reserves and Mineral Resources for the Yauliyacu Mine have been calculated in accordance with the JORC Code and were audited by Watts, Griffis and McOuat Limited (“WGM”) in accordance with the requirements of NI 43-101 and restated to comply with the CIM Standards. The following definitions are reproduced from the CIM Standards:

     The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

     The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

     The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

     This section and elsewhere in this annual information form use the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Summary of Mineral Reserves and Mineral Resources

Mineral Reserves

     The following table sets forth the estimated Mineral Reserves (silver only) for the San Dimas Mine as of December 31, 2007:

Proven and Probable Mineral Reserves (1)(2)(3)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Proven	1.60	387.1	19.9
Probable	3.08	378.2	37.4
Proven + Probable	4.68	381.2	57.3
______________________________
(1)	The Mineral Reserves for the San Dimas Mine set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards. See “Description of the Business — San Dimas Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.
(2)	Numbers may not add up due to rounding.
(3)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The following table sets forth the estimated Mineral Reserves (silver only) for the Yauliyacu Mine as of December 31, 2007:

Proven and Probable Mineral Reserves (1)(2)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Proven	1.41	89.0	4.0
Probable	2.30	135.7	10.0
Proven + Probable	3.72	117.9	14.1
______________________________
(1)	The Mineral Reserves for the Yauliyacu Mine set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards. See “Description of the Business — Yauliyacu Mine, Perú — Mineral Reserve and Mineral Resource Estimates” for further details.
(2)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The following table sets forth the estimated Mineral Reserves (silver only) for 25% of the Peñasquito Project as of December 31, 2007:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Proven	117.25	32.8	123.8
Probable	112.14	25.6	92.2
Proven + Probable	229.39	29.3	216.0
________________________________
(1)	The Mineral Reserves for the Peñasquito Project set out in the table above represent the 25% attributable to the Corporation and have been prepared under the supervision of Robert H. Bryson, Vice President Engineering of Goldcorp Inc., who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards. See “Description of the Business – Peñasquito Project, Mexico – Mineral Reserve and Mineral Resource Estimates” for further details.
(2)	The Mineral Reserves have been calculated using assumed metals prices as follows: Gold - $525 per ounce; Silver - $10.00 per ounce; Zinc - $0.80 per pound and Lead - $0.40 per pound.
(3)	The Proven and Probable Reserves have been calculated using NSR (Net Smelter Return) cut-off grades and assuming the Mineral Reserves metals prices set forth above. These cut-off grades are: $4.55 NSR for Peñasco-Azul sulphide feed and $5.18 NSR for Chile Colorado sulphide feed. A run-of-mine, heap leach process for gold and silver has been defined for the oxide materials at an NSR cut-off of $1.18 for Peñasco-Azul and at $1.30 for Chile Colorado.
(4)	Proven and Probable Mineral Reserves are a subset of Measured and Indicated Mineral Resources.
(5)	Numbers may not add up due to rounding.
(6)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The following table sets forth the estimated Mineral Reserves (silver only) for the Los Filos Project as of December 31, 2007:

Proven and Probable Mineral Reserves (1)(2)(3)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Proven	33.71	3.4	3.7
Probable	55.31	2.9	5.2
Proven + Probable	89.02	3.1	8.8
_______________________________________
(1)	The Mineral Reserves for the Los Filos Project set out in the table above have been estimated by Reynaldo Rivera, MAusIMM at Luismin, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.
(2)	Numbers may not add up due to rounding.
(3)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The Los Filos Project is not considered to be a material property to the Corporation.

     The following table sets forth the estimated Mineral Reserves (silver only) for the Zinkgruvan Mine as of December 31, 2007:

Proven and Probable Mineral Reserves (1)(2)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Proven	8.31	114.0	30.4
Probable	2.25	62.0	4.5
Proven + Probable	10.56	102.9	34.9
________________________________________
(1)	The Mineral Reserves for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, who are qualified persons under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.
(2)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The Zinkgruvan Mine is not considered to be a material property to the Corporation.

     The following table sets forth the estimated Mineral Reserves (silver only) for the Stratoni Mine as of June 15, 2007:

Proven and Probable Mineral Reserves (1)(2)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Proven	1.92	171.9	10.6
Probable	0.26	172.1	1.4
Proven + Probable	2.18	171.9	12.1
_____________________________________
(1)	The Mineral Reserves for the Stratoni Mine set out in the table above have been estimated by Patrick Forward, General Manager, Exploration of European Goldfields Limited, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.
(2)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The Stratoni Mine is not considered to be a material property to the Corporation.

     The following table sets forth the estimated Mineral Reserves (silver only) for the San Martin Mine as of December 31, 2006:

Proven and Probable Mineral Reserves (1)(2)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Proven	0.32	33.0	0.3
Probable	0.71	48.0	1.1
Proven + Probable	1.03	43.0	1.4
__________________________________
(1)	The Mineral Reserves for the San Martin Mine set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.
(2)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The San Martin Mine is not considered to be a material property to the Corporation.

     The following table sets forth the estimated Mineral Reserves (silver only) for the Mineral Park Mine as of December 29, 2006:

Proven and Probable Mineral Reserves (1)(2)(3)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Proven	315.88	2.9	29.0
Probable	81.33	2.4	6.4
Proven + Probable	397.21	2.8	35.4
__________________________________
(1)	Jim Tompkins, P.Eng., Mercator’s independent mining engineer, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and verified the Mercator technical information contained in this AIF. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.
(2)	The above Mineral Reserves do not include SX/EW leachable Mineral Reserves of 74.84 million tonnes, which only produces copper to the credit of Mercator.
(3)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The Mineral Park Mine is not considered to be a material property to the Corporation.

Mineral Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

     This section uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

     The following table sets forth the estimated Mineral Resources (silver only) for the San Dimas Mine as of December 31, 2007:

     Inferred Mineral Resources (1)(2)(3)
(Excluding Proven and Probable Mineral Reserves)

Tonnes	Silver Grade	Contained Silver
(millions)	(grams per tonne)	(millions of ounces)

17.55	324.4	183.0
______________________________________
(1)	The Mineral Resources for the San Dimas Mine set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Resources are classified as Inferred, and are based on the CIM Standards. See “Description of the Business — San Dimas Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.
(2)	Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The following table sets forth the estimated Mineral Resources (silver only) for the Yauliyacu Mine as of December 31, 2007:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)
(Excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Measured	0.46	90.1	1.3
Indicated	4.67	247.6	37.2
Measured + Indicated	5.13	233.7	38.5
Inferred	11.62	216.7	80.9
___________________________________
(1)	The Mineral Resources for the Yauliyacu Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards. See “Description of the Business – Yauliyacu Mine, Perú – Mineral Reserve and Mineral Resource Estimates” for further details.
(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The following table sets forth the estimated Mineral Resources (silver only) for 25% of the Peñasquito Project as of December 31, 2007:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)(7)
(Excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Measured	26.75	21.1	18.2
Indicated	142.86	18.5	85.1
Measured + Indicated	169.61	18.9	103.3
Inferred	305.00	13.0	127.1
___________________________________
(1)	The Mineral Resources for the Peñasquito Project set out in the table above represent the 25% attributable to the Corporation and have been prepared under the supervision of Robert H. Bryson, Vice President Engineering of Goldcorp Inc., who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.
See “Description of the Business — Peñasquito Project, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.
(2)	Mineral Resource classification was based on kriging variance and the number of informing samples. For the Oxide Domain, classification was based on the gold kriging variance and the number of informing samples. For the sulphide domains classification was based on the zinc kriging variance and the number of informing samples. All Mineral Resources meet the defined classification criteria and cutoff grades for Peñasquito.
(3)	Mineral Resources have been calculated using assumed long-term metals prices as follows: Gold - $650 per ounce; Silver $13.00 per ounce; Zinc - $1.00 per pound and Lead - $0.50 per pound.
(4)	The Measured and Indicated Resources have been calculated using NSR (Net Smelter Return) cut-off grades and assuming the long- term Mineral Resource metals prices set forth above. These cutoff grades are $4.55 NSR for Peñasco-Azul sulphide feed and $5.18 NSR for Chile Colorado sulphide feed. A run-of-mine, heap leach process for gold and silver has been defined for the oxide materials at an NSR cutoff of $1.18 for Peñasco-Azul and at $1.30 for Chile Colorado.
(5)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(6)	Numbers may not add up due to rounding.
(7)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The following table sets forth the estimated Mineral Resources (silver only) for the Los Filos Project as of December 31, 2007:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)
(Excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Measured	6.25	3.4	0.7
Indicated	12.66	3.0	1.2
Measured + Indicated	18.92	3.1	1.9
Inferred	2.39	2.9	0.2
___________________________________
(1)	The Mineral Resources for the Los Filos Project set out in the table above have been estimated by Reynaldo Rivera, MAusIMM at Luismin, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.
(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The Los Filos Project is not considered to be a material property to the Corporation.

     The following table sets forth the estimated Mineral Resources (silver only) for the Zinkgruvan Mine as of December 31, 2007:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)
(Excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)
Zinc Concentrate
Measured	0.55	24.0	0.4
Indicated	3.68	109.0	12.9
Measured + Indicated	4.23	97.9	13.3
Inferred	4.32	67.0	9.3

Copper Concentrate
Indicated	3.10	32.0	3.2
Inferred	0.77	20.0	0.5

Totals
Measured	0.55	24.0	0.4
Indicated	6.78	73.8	16.1
Measured + Indicated	7.33	70.0	16.5
Inferred	5.09	59.9	9.8
___________________________________
(1)	The Mineral Resources for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, who are qualified persons under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.
(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Numbers may not add up due to rounding.
(4)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The following table sets forth the estimated Mineral Resources (silver only) for the Stratoni Mine as of June 15, 2007:

Inferred Mineral Resources (1)(2)(3)(4)
Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Inferred	0.55	181.0	3.2
___________________________________
(1)	The Mineral Resources for the Stratoni Mine set out in the table above have been estimated by Patrick Forward, General Manager, Exploration of European Goldfields Limited, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.
(2)	Measured and Indicated resources fully convert to Proven and Probable reserves.
(3)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(4)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The Stratoni Mine is not considered to be a material property to the Corporation.

     The following table sets forth the estimated Mineral Resources (silver only) for the San Martin Mine as of December 31, 2006:

Inferred Mineral Resources (1)(2)(3)
Deposit	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

San Martin	1.88	60.0	3.6
San Pedrito	1.12	221.0	8.0
Total Inferred	3.01	120.3	11.6
___________________________________
(1)	The Mineral Resources for the San Martin Mine set out in the table above have been estimated by Velasquez Spring, P. Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.
(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The San Martin Mine is not considered to be a material property to the Corporation.

     The following table sets forth the estimated Mineral Resources (silver only) for the Mineral Park Mine as of December 29, 2006:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)
(Including Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Measured	290.47	2.60	24.2
Indicated	154.18	2.64	13.1
Measured + Indicated	444.65	2.61	37.3
Inferred	198.40	2.33	14.9
______________________________________
(1)	Jim Tompkins, P.Eng., Mercator’s independent mining engineer, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and verified the Mercator technical information contained in this AIF. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.
(2)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

          The Mineral Park Mine is not considered to be a material property to the Corporation.

San Dimas Mine, Mexico

     At the request of the Corporation, Velasquez Spring, P.Eng., Senior Geologist at WGM, and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM, prepared a report dated February 22, 2008 entitled “An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio Mines as of December 31, 2007 for Silver Wheaton Corp.” (the “San Dimas Report”). Velasquez Spring, P.Eng. and Gordon Watts, P.Eng. are each qualified persons and independent of the Corporation within the meaning of NI 43-101.

     The following description of the San Dimas Mine has been summarized from the San Dimas Report and readers should consult the San Dimas Report to obtain further particulars regarding the San Dimas Mine. The San Dimas Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

     Prior to 2004, the three Luismin mines in the San Dimas district were treated as separate mining units with production from the Tayoltita and Santa Rita mines processed at the Tayoltita mill and production from the San Antonio mine processed at the San Antonio mill. In late 2003, the San Antonio mill was placed on care and maintenance and closed, and, with all mine production to be processed through the Tayoltita mill, a reclassification was made into three new mining units: Tayoltita, Santa Rita and the Central Block (which includes the San Antonio mine) (hereinafter referred to as “San Antonio/Central Block”). During 2003, the three operations were also merged and centralized into a single operation under the same management. It is reported now as San Dimas.

Project Description and Location

     Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa States, are the Tayoltita, Santa Rita and Central Block mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango (Figure 1). These properties are surveyed and contained in a contiguous block. The properties cover an area of 22,468.2 hectares and are held by Desarrollos Mineros San Luis, S.A. de C.V., a wholly-owned subsidiary of Luismin.

Figure 1: San Dimas Mines Location Map (Source: Watts, Griffis and McOuat Limited, 2008)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The San Dimas district is accessed by aircraft in a one hour flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango. Most of the personnel and light supplies for the San Dimas Mine arrive on Luismin’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the dry season. San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

     The Santa Rita mining area is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Piaxtla River to the Tayoltita mill. The Central Block mining area is located seven kilometres west of the Tayoltita mine in the State of Sinaloa. The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Piaxtla River and bypassing the town of Tayoltita to the portal of the San Luis Tunnel or along the San Antonio river bed to the San Antonio/Central Block mill. Infrastructure at the San Antonio/Central Block mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops. The mill was placed on care and maintenance in November 2003.

     The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level on the high peaks to elevations of 400 metres above mean sea level in the valley floor of the Piaxtla River.

     Regionally, the climate is variable from the coast to the high plateau. The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 degrees Celsius) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September), however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 centimetres. Weather does not affect the operations and mining is carried out throughout the year in the San Dimas district.

     Trees grow sufficiently on the higher ridges to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel. Population outside the mining and sawmill camps is sparse.

     Water for the mining operations is obtained from wells and from the Piaxtla River. The town of Tayoltita obtains its water supply from an underground thermal spring at the Santa Rita mine. Electrical power is provided by a combination of their own power systems and by the Federal Power Commission’s supply system. Luismin operates hydroelectric and back-up diesel generators, which are interconnected with the Federal Power Commission’s supply system.

History

     The San Dimas district has experienced a long mining history. Precious metals production was first reported in 1757. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start-up again until the 1880’s when the Tayoltita mine was acquired by the San Luis Mining Company. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

     In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

     A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, Minas de San Luis, S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin.

     Historical production through 2007 from the San Dimas district is estimated at 572 million ounces of silver and 10.6 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas district during 2007 was approximately 225,600 ounces of gold and 6.9 million ounces of silver (these production numbers do not include production from the San Martin Mine).

Geological Setting

     The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness: the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

     The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and have been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

     More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite. The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.

     The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy.

     The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita, Magdalena and other lesser veins in the Santa Rita mine.

     The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area.

     The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite. The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

     The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

     Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35º to the east. In most cases, the faults are post ore in age and offset both the LVG and UVG. All major faults display northeast-southwest extension and dip from near vertical to less than 55º.

Exploration

     Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

     This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

     At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

     Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone. For more than 30 years, Luismin has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Arana, Cedral, etc.) to the mined out area plus the Mineral Reserve area.

Deposit Types and Mineralization

     The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stage of igneous and hydrothermal activity from quartz-monzonitic and andestic intrusions. As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

     The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures. The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metres. They have been followed underground from a few metres in strike-length to more than 1,500 metres. Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite. The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

     The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length. Down-dip extensions are up to 200 metres but are generally less than the strike length.

Drilling

     Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations due to the rugged topography, and the distances from the surface locations to the targets. All exploration drilling and the exploration underground development work are done in-house by Luismin. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately $45 per metre.

     Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Twelve diamond drill rigs are stationed at the San Dimas Mine.

Sampling Method and Approach

     Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling. Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

     Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

     Drill core samples, after being sawn in half, are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratory.

Sample Preparation, Analysis and Security

     In the San Dimas district, the mine workings are sampled under the direction of the Luismin Geological Department initially across the vein, at 1.5 metres intervals, with splits along the sample line taken to reflect geological changes. No sample length is greater than 1.5 metres. Once the ore block has been outlined and the mining of the block has begun, the sample line spacing may be increased to three metres. Sampling is done by chip-channel sampling, approximately 10 centimetres wide, cut across the vein. Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

     Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.

     Luismin has not routinely sent samples from the mines to off-site laboratories for check assays. In 2000, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three off-site laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold. These samples were also assayed at the Tayoltita and San Antonio/Central Block laboratories. In general, there was good correlation between the samples assayed at the San Dimas laboratories and the samples assayed at the off-site laboratories and between the San Dimas laboratories. There was good correlation between samples assayed at the Tayoltita laboratories and the samples assayed at the San Antonio/Central Block laboratories.

     Luismin’s experience has shown considerable variation in grade within the mineralized shoots of the veins, and sampling of the muck piles is not routinely carried out.

Mineral Reserve and Mineral Resource Estimates

     Rather than estimating Mineral Reserves/Mineral Resources over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, the method presently used by Luismin is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable Mineral Reserves.

     Mineral Reserves and Mineral Resources are estimated using the CIM Standards. See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

     The following table sets forth the estimated Mineral Reserves (silver only) for the three properties comprising the San Dimas Mine as of December 31, 2007:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)(7)

Deposit	Category	Tonnes	Silver Grade	Contained Silver
		(millions)	(grams per tonne)	(millions of ounces)

Tayoltita	Proven	0.32	317.6	3.3
	Probable	1.11	310.1	11.1
	Proven + Probable	1.43	311.8	14.4

Santa Rita	Proven	0.23	338.6	2.5
	Probable	0.44	336.8	4.8
	Proven + Probable	0.68	337.4	7.3

San Antonio/Central Block	Proven	1.04	419.5	14.1
	Probable	1.53	439.8	21.6
	Proven + Probable	2.57	431.6	35.6

Total	Proven	1.60	387.1	19.9
	Probable	3.08	378.2	37.4
	Proven + Probable	4.68	381.2	57.3
______________________________________
(1)	The Mineral Reserves for the San Dimas Mine set out in the table above have been audited by Velasquez Spring, P.Eng, Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.
(2)	Cut-off grades, based on total operating costs for Tayoltita, Santa Rita and San Antonio/Central Block, were $73.07 per tonne.
(3)	All Mineral Reserves are diluted.
(4)	The tonnage factor is 2.7 tonnes per cubic metre.
(5)	Based on a silver price of $10.00 per ounce and a gold price of $500 per ounce.
(6)	Numbers may not add up due to rounding.
(7)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The following table sets forth the estimated Mineral Resources (silver only) for the three properties comprising the San Dimas Mine as of December 31, 2007:

     Inferred Mineral Resources (1)(2)(3)
(Excluding Proven and Probable Mineral Reserves)

Deposit	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)
Tayoltita	7.98	321.3	82.4
Santa Rita	4.06	329.2	42.9
San Antonio/ Central Block	5.52	325.3	57.7
Total	17.55	324.4	183.0
______________________________________
(1)	The Inferred Mineral Resources for the San Dimas Mine set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101. The Mineral Resources are classified as Inferred, and are based on the CIM Standards.
(2)	Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

Mining Operations

     Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio/Central Block mines. The operations employ cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré. The San Antonio/Central Block mill was placed on care and maintenance in November 2003 with all milling consolidated to the Tayoltita mill and all former San Antonio mine production considered part of the Central Block mine operation.

Tayoltita Mine

     The Tayoltita mine is the oldest operating mine in the San Dimas area. The main access is a 4.4 kilometre tunnel from a portal approximately 400 metres northeast of the Tayoltita mill. About 570,000 cubic feet per minute of ventilation air is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises. Raises for ventilation, ore and waste passes are typically developed with boring machines.

     The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill. The veins vary from 1 to 3 metres in width and generally dip at 75º to 80º.

     Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using load, haul and dump (“LHD”) equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using eight tonne cars.

Santa Rita Mine

     The Santa Rita mine main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site. The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35º. In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation. Ventilation is maintained by three exhaust fans providing 530,000 cubic feet of air per minute.

     The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5 -tonne rail cars are used on a trolley line to surface. The shaft employs a double drum hoist with 2.2 -tonne skips. A tunnel excavation to connect the rail haulage to the Tayoltita tunnel has been completed and has reduced ore transport costs by the elimination of the transfer to trucks at surface. With the haulage integrated into the Tayoltita haulage system, it provides for more blending of the mill ore supply.

San Antonio and Central Block

     The San Antonio/Central Block mine is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains. In 2001, the San Luis tunnel was completed which provides for easier access between San Antonio/Central Block and Tayoltita as well as integration of support services of the two locations.

     Mining operations at San Antonio/Central Block work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods. Ventilation is by a combination of natural and fan forced methods supplying 290,000 cubic feet of air per minute to the operations. Ore haulage is by a combination of LHD equipment with highway-type trucks used to haul the ore to the Tayoltita mill.

     The San Antonio/Central Block site includes a mill and some limited accommodation for the workforce. The mill operation was shutdown in November 2003 and all milling consolidated at the expanded Tayoltita mill facility. Following the San Antonio mill shutdown, all underground production was integrated into the Central Block mine area. Ore haulage from the Central Block mine utilizes a short tunnel on the north side of the Piaxtla River that provides ore haulage to the Tayoltita mill and bypasses the townsite. The decision to terminate the San Antonio milling operations was made primarily due to the exhaustion of the tailings storage capacity.

Milling Operations

     The San Dimas district now has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas. The Tayoltita mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver. The mill currently has an installed leaching capacity of 2,100 tonnes per day. The construction and installation to increase the Tayoltita crushing and grinding capacity of the mill to 3,200 tonnes per day is currently underway and expected to be completed at the end of 2008. In 2007, the mill averaged 1,935 tonnes per day.

     The Tayoltita mill presently employs two-stage crushing and single-stage ball milling to achieve 80% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two positive displacement pumps operating in parallel move a high density tailings slurry to a box canyon east of the mill site for permanent disposal. Refining uses an induction furnace to produce 1,000 ounce silver and gold doré bars.

Environmental

     Luismin’s practice in the design and operation of tailings containment sites complies with the requirements of Mexico and with the permits issued for the dams in use at San Dimas; however, improvements are being made to bring all of the tailings dam designs and operations into compliance with international guidelines. Various assessments and geotechnical testing have been carried out in the past six years to investigate the safety of the dams, design remediation measures and improve the operational performance of the tailings facilities, and various construction works and operational procedures to increase dam safety and improve management of the tailings operations have been initiated. The San Dimas tailings now employs a “dry tailings stacking” technique and is one of the three dry tailings operations in Mexico.

Tailings Management

     At the time of Wheaton River’s acquisition of the Luismin operations, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. To bring the facilities into compliance with international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since the acquisition, a number of improvements have been made and extensive work is planned to further improve the standard of the tailings operation.

     Luismin’s past practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycling to the milling operations. The containment dams were typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam. Previously, the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

     The deficiencies with the tailings management aspect of the operations are being addressed by Luismin and capital investments are currently being made to upgrade the containment structures and tailings operations to bring them in line with international guidelines. In 2005, $1.3 million was spent on the Tayoltita tailings with an additional expenditure of $2.2 million in 2006. In 2005, $1.9 million was spent on the San Antonio/Central Block tailings with an additional expenditure of $0.6 million in 2006. Environmental requirements in Mexico can be expected to become more aligned with international guidelines in the future. The planned capital expenditures and changes to upgrade the Luismin tailings management are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

Tayoltita Tailings

     The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management as the scale of operations grew and storage areas were depleted. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and, in more recent years, a tailings dam has been constructed in a valley to the east of the mill. At that time the operation relied on ten pumping stations to elevate the tailings slurry to the containment site. The tailings and solution return pipelines were suspended across the river valley on cable supports without any provisions for spill containment in the event of a pipeline failure.

     The historical tailings management practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

     Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality.

     Under the current San Dimas plan, the Tayoltita mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active tailings disposal dam. Since the acquisition by Wheaton River in 2002, significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

     The ten relay tailings slurry pumping stations have been replaced with three positive displacement pumps operating in parallel with the capacity to pump high density tailings the full distance to the dam. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings pipelines are suspended in a spill recovery trough with provision to divert any spills into a containment area. The installation of a tailings filtration plant to allow for dry placement of tailings is near completion.

     Construction of the initial phase of an earthen berm against the downstream side of the dam has been completed to increase the safety factor of the containment structure. The project includes the construction of a seepage drainage and collection system below the dam.

San Antonio/Central Block Tailings

     Due primarily to the exhausted capacity of the tailings dam, the San Antonio/Central Block mill operation was shutdown in 2003. The tailings facility is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the primary concern identified with the San Antonio/Central Block tailings facility over the long-term was stability of the dams and maintenance of the diversion tunnels, and the ability of the facility to withstand an extreme storm event, hurricane or an earthquake.

     Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the tailings facility and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream dam and protection of the downstream dam by covering it with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work was initiated while options to close and reclaim the tailings facility were studied.

     Luismin has now received approval to reclaim the San Antonio/Central Block tailings facility by stabilizing the tailings in their current location, subject to the submittal of an environmental assessment that demonstrates the validity of the plan. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock filled berm began with about 60% completed, however the rains and the lack of an access road significantly affected progress.

     During 2008, the works will be completed with a cover of compacted (low strength) concrete on the dam face that will form a three step spillway waterfall in the case of a maximum flow of water (rainfall).

Capital and Operating Costs

     A series of capital expenditures is required to address the remaining environmental deficiencies with the Luismin operations, sustain the existing operations and complete planned expansions of the production capacity. The capital expenditures in 2007 totaled $56.6 million with the total capital expenditure projected for years 2008 to 2011 at approximately $23 million per year. Some of the major capital expenditure items for 2008 include $1.5 million to upgrade the tailings management practice at Tayoltita, $4.5 million to compete the remediation of the San Antonio tailings dam and $2.6 million to continue the mill expansion. Up to 2007, $23 million has been invested in the Tayoltita mill expansion to increase capacity from 2,100 to 3,200 tonnes per day for this central milling facility. The remaining expenditures are committed to sustaining the existing production facilities with equipment replacement and ongoing exploration and mine development.

     In 2007, operating costs in the San Dimas district for the three mines averaged $73.07 per tonne. Detailed operating costs are separately accounted for in all aspects of the mining operations to determine the appropriate cutoff grade for use in planning and scheduling the mining operations.

Markets and Contracts

     Luismin ships 45% of the silver and gold doré bars to Peñoles in Torreon, Mexico where a refining cost of $4.25 per kilogram of doré, based on 99.8% of the contained gold and silver, is charged to Luismin. The remaining 55% of the doré bars are shipped to the Johnson Matthey refinery in Salt Lake City, Utah where the payment to Luismin is based on 99.8% of the silver and gold content, less a refining charge of $0.14 per troy ounce of doré received.

Yauliyacu Mine, Perú

     At the request of the Corporation, Velasquez Spring, P.Eng., Senior Geologist, Robert Didur, P.Eng., Senior Associate Mining Consultant and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM, prepared a report dated March 28, 2008 entitled “A Technical Review of the Yauliyacu Lead/Zinc Mine, Junin Province, Perú for Silver Wheaton Corp.” (the “Yauliyacu Report”). Velasquez Spring, P.Eng. is the qualified person and is independent of the Corporation within the meaning of NI 43-101.

     The following description of the Yauliyacu Mine has been summarized from the Yauliyacu Report and readers should consult the Yauliyacu Report to obtain further particulars regarding the Yauliyacu Mine. The Yauliyacu Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

Project Description and Location

     The Yauliyacu Mine is a low cost operation zinc-lead-silver mine located in central Perú, owned by Empresa Minera Los Quenuales S.A. (“Empresa”), an indirect subsidiary of Glencore.

     The mining concessions related to the Yauliyacu Silver Purchase Contract consist of 21 surveyed concessions totalling 14,194.02 hectares. Empresa holds other mining concessions in the area that are not included in the Yauliyacu Silver Purchase Contract.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Yauliyacu Mine is accessible by paved road and is located approximately 2½ hours east of Lima, Perú, along the central highway that runs east from Lima to the mine and continues up and over the Andean Cordillera into the Perúvian jungle (Figure 2). The central highway runs parallel to the valley of Rio Rimac, as does a railroad that was built to service the La Oroya smelter and the Cerro de Pasco mines. The mine is also accessible from Callao, a port city located 10 kilometres west from Lima on the Pacific coast.

Figure 2: Yauliyacu Mine Location Map (Source: Watts, Griffis and McOuat Limited, 2008)

     The western slopes of the Andes present strong topographic and climatic contrasts. Along the continental divide, the snow covered peaks (more than 4,500 metres above sea level) present a frigid to glacial climate, while areas between 4,000 to 4,500 metres above sea level exhibit cold climates. The property at 4,200 metres above sea level exhibits a cold climate during the dry season (May to November) with below freezing temperatures at nighttime, while during the wet season the temperature is more temperate, the highest temperatures being recorded in November and December.

     The western flank of the Andes is characterized by abrupt topography with an alignment of continuous chains of mountain peaks that limit, to the east, the steep and deep valleys that descend down the Pacific coast in a west to southwest direction. These valleys vary in altitude from 800 metres above sea level, the elevation of the mountain spurs at the coastal plain, to 4,000 metres above sea level, the elevation of the head of the valleys on the edge of the altiplano. The altiplano above 4,000 metres is characterized by an area of moderate relief with the landforms produced by glacial and fluvial glacial forces. The altiplano is made up of pampas, hills and chains of smooth mountains that increase in elevation progressively towards the continental divide.

     The area surrounding the Yauliyacu Mine is poorly inhabited except for the numerous experienced miners. The majority of the inhabitants are located along the valleys and are engaged in raising livestock and in agriculture. The major agricultural production comes from the cultivated terraces along the sides of the rivers. Water in the major valleys flows year round, the product of glacial melts at the headwaters, and in general is readily available. The Rio Rimac flows year round and is a major water source of the city of Lima. The water for agriculture along the slope, however, is brought downstream from the rivers by a series of far-reaching aqueducts.

     The Yauliyacu Mine is a well developed mine with 26 levels and the complete infrastructure typical of an operating mine, including various repair shops, an assaying laboratory, mine offices, living quarters, dining facilities and a medical centre.

     A high voltage power line, belonging to Electro-Andes S.A., provides power to the Yauliyacu Mine. There are plans for the mine to participate in the building of a gas turbine electrical generator that will be connected to an electrical grid to ensure that the mine has sufficient electrical power during low precipitation periods during which less water flows through Perú’s hydroelectric power generators.

     Tailings are pumped 5.5 kilometres from the Yauliyacu mill at 4,210 metres above sea level to the Chinchan tailings pond area at an approximate elevation of 4,465 metres above sea level. The Graton Tunnel, built by the Cerro de Pasco Mining Company, extends from the Rimac River for 11.5 kilometres under the Yauliyacu Mine and is connected to the mine to assist in drainage and ventilation.

History

     Mining in the Casapalca district dates back to the early Spanish colonial period when it was restricted to outcropping or near surface veins. It is believed that the Spanish were primarily recovering native silver from rich hydrothermal veins or from the oxidized zones. Modern style mining began in 1887 with Backus and Johnston on the Rayo vein. Backus and Johnston started the exploration, development and exploitation of several of the mineralized structures in the Casapalca district.

     In 1921, Cerro de Pasco Corp. acquired the Casapalca mine and most of the mining permits and licenses that now make up the Yauliyacu Mine are from their original land holdings. The Cerro de Pasco Corp. also built the 11.5 kilometre Graton Tunnel at 3,240 metres above sea level that extends under the Yauliyacu Mine.

     In 1974, Centromin Perú, a state-owned company gained ownership of the Casapalca mining district and through development and selective mining on a mass-scale increased production to 64,000 tons per month. In 1997, Empresa, whose largest shareholder is Quenuales International, purchased the mine. In the purchase agreement, the Casapalca mining district was split into two mining areas, the Yauliyacu Mine and the Casapalca mine (the “Casapalca Mine”). The Casapalca Mine is owned by Cia. Minera Casapalca S.A., a privately-owned company. Although both mines are connected underground, the Casapalca Mine operates independently.

     In late 2007, production at Yauliyacu mine was impacted by a labour disturbance at the neighbouring Casapalca Mine resulting in production shortfall of 3% for the year.

Geological Setting

     The regional geological setting of the western side of the Andean Cordillera of central Perú is an area of deeply dissected valleys of steep slopes, with elevations varying from 800 metres above sea level at the bottom of the valleys on the west side to more than 5,400 metres above sea level on the east side at the continental divide.

     The Yauliyacu property is underlain by a series of tertiary aged bedded rocks consisting principally of sandstone, calcareous shales, limestones, breccias, tuffs and lavas that are exposed in a series of anticlines and synclines that are part of the Casapalca Anticlinorium.

     The mineralization occurs in hydrothermal polymetallic veins and as disseminated orebodies. The ore forming minerals are mainly sphalerite, galena, tetrahedrite, tennantite and chalcopyrite and the typically gangue minerals pyrite, quartz, calcite, rhodocrosite, dolomite, sericite and manganiferous calcite occurring as fracture infillings. A mineralogical study of the vein mineralization indicated a cross cutting relationship of four different stages of fluid movement and precipitation.

     The main mineralized veins within the Casapalca district are referred to as the principal veins (the “L”, “M”, “N” and “N3” veins) are located in the central part, and are those being exploited at depth. The L and M veins have the same strike, N20E and dip moderately west. The N and N3 veins strike east-west and dip steeply north. Offshoots and splays from the main vein structures forming cuerpos are a common feature.

Exploration

     Exploration at the Yauliyacu Mine is carried out by both diamond drilling and by underground development work. The 2007 exploration program consisted of 61,737 metres of drilling and more than 13,481 metres of development at an expenditure of $20.8 million and was being carried out within the current mine infrastructure to upgrade Mineral Resources to Mineral Reserves.

     In order to explore the continuity of mineralization of certain veins at the Yauliyacu Mine and to define new Mineral Resources and their content of zinc, silver and copper at depth, a drilling program has been planned for 2008.

Deposit Types and Mineralization

     The Yauliyacu deposit is described as a hydrothermal polymetallic vein type deposit, believed to result from circulating hydrothermal fluids that extracted, transported and then precipitated the sulphide minerals into open space fillings and as replacement bodies. Chloride-rich brines and recirculating meteoric waters interacted to produce the ore fluids which as a result of decreasing pressure and temperature and reactions with the wall rock or by mixing of the fluids precipitated the sulphides. The origin of the metals is thought to be either magmatic or from the interaction of the fluids with the country rocks accumulating the metals. Characteristic of this type of deposit is the problem of the continuity of the mineralization and the mineralogical variations along the vein system. As the hydrothermal fluids precipitate the sulphides resulting in changes to the chemical composition of the fluids, this produces a continually varying chemical and mineralogical deposition along the vein.

     The mineralization of the Casapalca occurs in two forms as hydrothermal polymetallic veins and as disseminated ore bodies. The veins are known to be up to 5 kilometres of which 4 kilometres have been exposed underground. Typically the veins are 0.3 to 1.2 metres in width with a known vertical range of over 2 kilometres. Strike slip faulting, prior to the mineralization event, has controlled the vein structures with the formation of duplexes.

Drilling

     Diamond drilling is of BQ/HQ size with excellent core recovery in the range of 95% at a drilling cost of $50 per metre in 2006. Drilling is carried out throughout the year by nine machines and crews under contract. At the core shack, detailed logging is carried out, the core sample intervals marked, half-split by diamond sawing, bagged, tagged and shipped to the mine laboratory for analysis. Core boxes are well marked and stored orderly for future reference.

Sampling and Analysis

     Other than the control samples collected daily at the Yauliyacu Mine for material balance, two principal types of samples are collected daily from the mine workings: samples of the veins/mineralized zones exposed by the mine workings and samples of the diamond drill core from the exploration/development drilling. Channel samples are collected by hand with a hammer and chisel across the vein every two metres. Care is taken to collect samples that are representative of both hard and soft portions and collected according to changes in mineralization. Sample lengths vary between 0.1 of a metre and 1.0 metre with a minimum weight of 3 kilograms per metre of sample. Separate samples are collected from the hanging and footwall as well as from the veins.

     The Yauliyacu laboratory sampling preparation procedure analysis is done completely in-house. The individual channel sample or the entire half-split core is passed through the first stage crusher. The entire sample is then passed through the second stage crusher. The sample is reduced to about 150 grams by a Jones Riffle Splitter and is pulverized. After verification of a sieve test, the sample is homogenized. A 0.2 gram sample is extracted, bagged, tagged and sent for atomic absorption spectrometre (“AAS”) analysis for lead, zinc, copper and silver. The quality control in the mine analytical laboratory is achieved in several manners taking into account the AAS analytical method and its sensitivity to temperature changes, particularly at the high altitude of Yauliyacu. Although the Yauliyacu laboratory does not use international standard samples or blank samples in the sample analytical routine, a series of tests were done to test the analytical precision at Yauliyacu by running analyses on duplicate samples on more than 300 samples over a four week period. Since a random selection of samples were analysed each day during the four week period, this provided an overall view of the precision. The analytical precision, as well as the AAS analytical method for samples, were both considered acceptable.

Security of Samples

     Sample security at the mine is provided by a well established control for the bagging, tagging and daily processing of the numerous samples collected at the Yauliyacu Mine.

Mineral Reserve and Mineral Resource Estimates

     The Yauliyacu geological staff estimate and classify Mineral Reserves and Mineral Resources according to the JORC Code. The restated estimates now comply with NI 43-101 requirements and meet the CIM Standards. See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

     The following table sets forth the estimated Mineral Reserves (silver only) for the Yauliyacu Mine as of December 31, 2007:

Proven and Probable Mineral Reserves (1)(2)(3)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Proven	1.41	89.0	4.1
Probable	2.30	135.7	10.0
Proven + Probable	3.72	117.9	14.1
______________________________________
(1)	The Mineral Reserves for the Yauliyacu Mine set out in the table above has been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is the qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.
(2)	Official figures for the silver grades at the Yauliyacu Mine are reported in ounces per metric tonne. For clarity, WGM has converted them to grams per tonne using a conversion factor of 31.104 grams per troy ounce.
(3)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The following table sets forth the estimated Mineral Resources (silver only) for the Yauliyacu Mine as of December 31, 2007:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)
(Excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Measured	0.46	90.9	1.3
Indicated	4.67	247.6	37.2
Measured + Indicated	5.13	233.7	38.5
Inferred	11.62	216.7	80.9
________________________________________
(1)	The Mineral Resources for the Yauliyacu Mine set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is the qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.
(2)	Official figures for the silver grades at the Yauliyacu Mine are reported in ounces per metric tonne. For clarity, WGM has converted them to grams per tonne using a conversion factor of 31.104 grams per troy ounce.
(3)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(4)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

Mining Operations

     The Yauliyacu underground mining operation is accessed by a series of adits in the mountainous setting of the mine with the main access located at the 4210 level. The mine has 26 levels, including four main operating levels, at approximately 60 metre spacing. The mine is currently divided into six separate operating sections, each managed by an individual mine foreman. A seventh section will soon be created with development of the lower mine levels. Section III, comprising upper portion of the mine, will soon end production.

     Communications in the mine have been modernized over the past two years with the installation of fibre optics cabling that enables personnel in underground offices to prepare production reports online. Modern mine planning utilizes both Datamine and AutoCad to support production and mine development planning.

     Production has been sustained historically from a combination of narrow vein mining and mining of wider zones in the veins; the latter are referred to as cuerpas or "orebodies" to distinguish them from veins. Mining has progressed from above the mill elevation to the current mixture of production from both above and below the main haulage level. Mine production above the main rail haulage is handled through an ore pass system with production below this elevation is hoisted in an internal shaft.

Mining Method

     The Yauliyacu mining operation currently employs a number of mining methods to extract the mineralization. These include open stoping in the wider “orebody” areas of the veins to narrow vein methods using cut-and-fill and shrinkage. In areas where the geometry of the narrow veins allows, long-hole mining is being used with holes varying between 14 to 18 metres in length. In the narrower veins and down to the limit of the mining width, hand held drilling is employed. Currently, approximately 60% of the production is sustained by hand held drilling. Wherever possible, trackless equipment is used for drilling and mucking.

     The Yauliyacu concentrator is located immediately adjacent to the main mine access at an elevation of 4,210 metres above sea level. Despite the steep terrain of the mill location, the installation is a modern milling facility that has been upgraded during the expansion of the capacity to 3,600 tonnes per day in the 1998 to 2001 period. The concentrator has three flotation circuits with the capacity to produce three separate concentrates of zinc, lead and copper but current smelter terms make it more favourable to produce the copper with the lead in a bulk concentrate.

     Due to the steep walled valley with a small river and highway, the mill site development was restricted to an area on the east side of the valley. The west side of the valley near the mill site has a reclaimed tailings area which is terraced and protected with concrete retaining walls along the river channel. The operating history of the mine has long since exhausted any near mine or downstream potential for the deposition of tailings. The current operation pumps the tailings up the valley to the Chinchan impoundment. Alternatives for tailings disposal for the life of mine are now being reviewed.

     The company plans to utilize spare capacity in the nearby Rosaura Mill owned by Perubar S.A. as the mill’s dedicated feed source declines to zero by mid-2009. The mill’s current capacity of 2,400 tonne per day is based on processing of relatively soft ore. It is expected that 1,800 to 2,000 tonne per day of low grade Zn-Cu ore from Yauliyacu’s ‘horizontes’ orebodies could be processed in the Rosaura mill following only minor modifications including installation of a crusher and flotation circuit modifications. Ore would be transported from Yauliyacu mine to the Rosaura mill using the mine’s expanded rail haulage capability on the 3930 level.

Metallurgical Results

     During 2007, the Yauliyacu mill had a zinc recovery of 89.0 % to the zinc concentrate and 88.1% lead recovery and 72.2% copper recovery to a bulk concentrate. Silver recovery in the bulk concentrate was 80.6% while 5.8% was recovered in zinc concentrate. The Yauliyacu concentrator operating history since the most recent expansion to 3,600 tonnes per day shows a high mechanical availability with the annual operating time consistently above 92%. The metallurgical results in the same period have shown slightly improved recoveries of the four metals.

Environmental

     The Yauliyacu Mine operation complies with Perúvian water quality requirements. The mine has two main monitoring points located at the tailings dam and at the Graton Tunnel, with two additional points at the mine entrances. The water quality is monitored for iron, lead, zinc, pH, total cyanide, temperature, quantity and total suspended solids. Since 2004, there have not been any issues with compliance with the water quality Environmental Regulations nor any issues with noise or the air quality associated with the mine. Construction of a new water treatment plant is underway to treat discharges from mine, plant and tailings for recirculation to the plant. Efforts are underway to achieve ISO 14000 certification in the near future.

     The current tailings operation to support the Yauliyacu mining and milling operations are a significant part of the operation due to the location of the tailings dam. The currently active deposition site is located 5.5 km away and 260 metres higher than the mill site elevation. The tailings pumping operation uses three positive displacement pumps (800 hp, 700 hp, and 700 hp) for operating and standby capacity to deliver the tailings to the dam. The high density tailings are cycloned at the containment dam with the coarser high density tailings used to build the containment structure and the finer lower density cyclone overflow directed upstream of the dam. A ‘French drain’ system at the foot of the dam facilitates the collection and removal of water infiltrating from the cycloned tailings.

     Reclaim water is collected with reclaim pumps located at the upstream extremity of the dam and piped over the containment dam. Drainage water from the catchment basin in which the tailings dam is located is channelled in an open ditch above and around the dam and cascades down the steep slope to the river downstream of the containment structure.

     An independent geotechnical analysis of the tailings dam operation in 2004 identified a number of deficiencies with the tailings operation that have been addressed on an ongoing basis. Expenditures on Chinchan tailings structure has totalled $977 thousand over the last two years with an additional $250 thousand budgeted for 2008. Reinforcement of the dam with a buttress of mine waste rock at 2.5:1 slope is progressing. Plans for 2008 include installation of eight additional piezometers for monitoring; extension of the French drain; and construction of a water collection ditch.

     At the time of the site visit, significant water flows were observed in the drainage diversion ditch around the Chinchan dam. The tailing dam buttress was being constructed but was not complete. Construction of the French drain extension and ditch were in progress.

     In 2007, Quenuales engaged consultant Vector Peru S.A.C. (Vector) to develop a comparative study at a conceptual engineering design level between the expansion of the present tailing deposit at Chinchan and the proposed new tailings deposit Tablachaca III. Vector submitted their preliminary report in December 2007 which also included an assessment of the impact of operating the paste backfill plant.

     The Yauliyacu mine operation has a backfill plant designed to produce high density paste fill for supplying the underground workings using a portion of the mill tailings. The plant was shut down in 2002 due to low metal prices and not re-opened. Plans are to refurbish the backfill plant and purchase and install a new tailings pump and a new tailings line in 2009 to feed the plant. The paste backfill plant will have the combined benefit of reducing the surface tailings storage requirements as well as providing the necessary fill required for some of the underground stoping operations.

Capital and Operating Costs

     Capital requirements to improve and sustain the Yauliyacu operation have increased annually over the past two years and are currently forecast to remain a significant expenditure over the life of mine as the company focuses on expanding resources and reserves and increasing production to two million tonnes per year.

     Capital expenditures in 2006 and 2007 were $19.7 million and $25.1 million respectively. The capital budget for 2008 is $33.2 million. The major portion of the capital budget estimate is required for mine development and deepening, plus exploration drilling and associated mine development. The balance of the capital required is to sustain and replace the mine and mill equipment. Annual expenditures beyond 2008 are forecast to continue in the range $25 to $35 million.

     Operating costs at Yauliyacu increased 13% or $3.22 per tonne from 2005 to 2007 despite a $1.30 per tonne reduction in power cost, the result of returning to a long-term power purchase contract. Recent cost increases are mainly due to increased mining costs because of a higher percentage of vein mining, deepening mine workings, and increased mining contractor rates.

     The 2008 Budget forecasts unit operating cost of $28.78 per tonne (on site costs only). The latest (2007) 10 year mine plan forecasts an average operating cost of $26.90 per tonne driven largely by economies of scale associated with increasing production to 1.98 million tonne ore per year.

     The underground mining costs have a range from $13.42 per tonne for the wider higher productivity zones up to $45.83 per tonne for the mining the minimum mining widths in the narrower veins.

Production Estimates

     WGM prepared a forward looking study on the Yauliyacu Mineral Reserves and Mineral Resources. This study includes Inferred Mineral Resources and extends over a period of 17 years with an estimated production rate of 1.98 million tonnes of ore per year.

     Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration. The production schedule is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary assessment will be realized.

Peñasquito Project, Mexico

     Robert H. Bryson, MMSA, Vice President, Engineering at Goldcorp, Fred H. Brown, CPG, independent consultant to Goldcorp, Reynaldo Rivera, AusIMM, Vice President, Exploration at Luismin, S.A. de C.V., and Steven Ristorcelli, CPG, of Mine Development Associates prepared a report dated December 31, 2007, as amended February 8, 2008, entitled “Peñasquito Project Technical Report Concepción del Oro District, Zacatecas State, México” (the “Peñasquito Report”) readdressed to Silver Wheaton. Robert H. Bryson, MMSA, Fred H. Brown, CPG, Reynaldo Rivera, AusIMM and Steven Ristorcelli, CPG are each qualified persons and each of Messrs. Brown and Ristorcelli are independent of the Corporation within the meaning of NI 43-101.

     The following description of the Peñasquito Project has been summarized from the Peñasquito Report and readers should consult the Peñasquito Report to obtain further particulars regarding the Peñasquito Project. The Peñasquito Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

Property Description and Location

     Goldcorp owns, through its wholly-owned Mexican subsidiary, Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”), 100% of the mineral rights to a large area covering approximately 39,000 hectares located in the north-eastern portion of the State of Zacatecas in north-central Mexico (the “Peñasquito Property”). The closest major town is Concepción del Oro which lies approximately 27 kilometres east of the Peñasquito Property on Mexican highway 54, a well maintained, paved highway which links the major cities of Zacatecas (in the state of Zacatecas), approximately 250 kilometres to the southwest with Saltillo (in the state of Coahuila) approximately 125 kilometres to the northeast.

     Investigations on the Peñasquito Property have identified several major sulphide mineralization zones with significant values of silver, gold, zinc and lead. The Peñasquito Report considers the economic development of three zones, the Peñasco (the “Peñasco Zone”), the Azul (the “Azul Zone”) and the Chile Colorado (the “Chile Colorado Zone”), which have been the subject of most of the geological and metallurgical investigations to date (collectively the “Peñasquito Project”). In addition to the sulphide mineralization, the three zones also have substantial oxide ore caps which contain recoverable gold and silver. The gold and silver to be recovered from the oxide ores have been included in the Peñasquito Project economic evaluation.

     The following table lists the mineral claims associated with the development of the Peñasquito Project. This table is not a complete list of Minera Peñasquito’s mineral claims in the area.

List of Pertinent Claims — Peñasquito Project

Claim	Type	Title	File No.	Area (Hectares)	Date Issued	Expiry Date

EL PEÑASQUITO	Exploitation	196289	43/885	2.000	1993-07-16	2011-07-11
LA PEÑA	Exploitation	203264	07/1.3/547	58.000	1996-06-28	2046-06-27
LAS PEÑAS	Exploitation	212290	8/1.3/00983	40.000	2000-09-29	2050-09-28
ALFA	Exploitation	201997	7/1.3/485	1100.000	1995-10-11	2045-10-10
BETA	Exploitation	211970	8/1.3/01137	2054.761	2000-08-18	2050-08-17
SEGUNDA RED. CONCHA	Exploration	218920	8/2/00018	23304.691	2006-11-22	2050-11-06
MAZAPIL 3 F. I	Exploration	217001	007/13852	1950.702	2002-06-14	2008-06-13
MAZAPIL 10	Exploration	223327	93/26975	1073.555	2004-10-02	2010-10-01

     A 2% net smelter return royalty is owed to Royal Gold, Inc. (as a result of its acquisition of Kennecott Canada Explorations Inc. (“Kennecott”) in 2006) on production from both the Peñasco Zone and the Chile Colorado Zone.

     There is no previous mine development of any form in the immediate area of the Peñasco Zone or the Chile Colorado Zone and as such no environmental liabilities are attached to the Peñasquito Project. All drilling pads are cleaned and rehabilitated on an ongoing basis.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility and Infrastructure

     An adequate network of road and rail services exists in the region to support the Peñasquito Project. Road access to the Peñasquito Project is presently gained west out of Concepción del Oro approximately 15 kilometres to the town of Mazapil and then a further 12 kilometres west from Mazapil. The road is very steep immediately west of Concepción del Oro with numerous tight switchbacks. It is either paved or cobbled and maintained to approximately 6 kilometres west of Mazapil, and after that, the road becomes a well-maintained gravel road. The Chile Colorado Zone is within two kilometres of this main road and the Peñasco Zone lies directly beneath the road. A system of gravel roads to the east connects to Cedros and eventually to Torreon and the Torreon/Fresnillo highway.

     Goldcorp has completed construction of 2 kilometres of a new road east from Mazapil to join Highway 54 approximately 25 kilometres south of Concepción del Oro. This road will provide superior grade and alignment to the old road from Concepción del Oro. Use of this new road has eliminated the rather steep switchback sections of the current cobblestone road just west of Concepción del Oro and reduces the impact to the town of Concepción del Oro itself. There is one railhead approximately 100 kilometres to the west.

     Negotiations for a high voltage power line right-of-way are complete and the towers to the property have been installed.

     Given the mining experience in the area and the high unemployment rate, there is expected to be an adequate pool of mining personnel available.

     There is adequate space for development of the process facilities and the tailings and waste areas. The tailings disposal will be constructed as a four-sided containment area using alluvial material for a starter dam and tailings for raising the embankment. In general, this is a very favourable site for development.

Water

     The National Water Law and its regulations control all water use in Mexico. Comisión Nacional del Agua (“CNA”) is the responsible agency. Applications are submitted to this agency indicating the annual water needs for the mine operation and the source of water to be used. The CNA grants water concessions according to the availability in the source area.

     The Peñasquito Project will apply for permits to pump up to 40 million m3 per year. The required hydro-geological studies are currently being conducted that will prove to authorities that the aquifers in the region have enough available water to provide this amount.

     The first two phases of hydro-geological studies have been completed (ending in December 2006). A third phase is in progress for Cedros Basin which is anticipated to be completed during the second quarter of 2008. Based on the completed studies, a 4.6 million m3 per year concession was obtained on August 26, 2006. Using existing studies, another application for an additional water concession of 9.1 million m3 per year has been submitted. An application for the remaining water requirements will be submitted following completion of the third phase of the hydro-geological study.

Surface Rights

     Surface rights in the vicinity of the Peñasco Zone and the Chile Colorado Zone are held by private individuals and three Ejidos. Signatures indicating agreement to the granting of access to Minera Peñasquito have been obtained from all three of the Ejidos and nearly all the private owners. Goldcorp is currently in negotiations to finalize surface rights to the land required for the project.

     An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a board of directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Relations with the Ejidos remain positive.

Climate

     The climate in the area of the Peñasquito Project is generally dry with precipitation being limited for the most part to a rainy season of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and 0 degrees Celsius and 15 degrees Celsius in the winter.

Physiography

     The Peñasquito Project area lies within a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is generally flat, rolling hills. Vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the Peñasquito Property is approximately 1,900 metres above sea level.

History

     The region in which the Peñasquito Property is located has a strong tradition of mining going back to the mid 1500s when silver mining first started in the region and the city of Zacatecas was founded. Up until the 19th century, 20% of all silver mined in the world was reportedly mined from the region surrounding the city of Zacatecas. Mining remains active in the State of Zacatecas.

     Some limited exploration of the Peñasquito Project area was carried out during the 1950s, however, it was not until 1994 when Kennecott initiated a comprehensive exploration program in the project area that the size and potential of the mineralized system were recognized.

     Western Copper Holdings Ltd. (“Western Copper”) acquired 100% of the Peñasquito Project from Kennecott in March 1998. On August 24, 2000, Western Copper optioned the Peñasquito Property to Mauricio Hochschild & Cia Ltda. (“Hochschild”), a Peruvian company. During the fourth quarter of 2000, Hochschild completed a 14 hole, 4,601 metre drill program, with 11 holes drilled in the Chile Colorado Zone. However, Hochschild returned the property to Western Copper after spending more than $1 million on drilling and land payments.

     In 2002, Western Copper resumed active drilling of the Peñasquito Property. Western Copper changed its name to Western Silver Corporation (“Western Silver”) in 2003 and continued drilling into April 2006. Western Copper and Western Silver drilled a total of 443 holes (220,880 metres) in the period from 1998 to 2006. Glamis Gold Ltd. (“Glamis”) acquired Western Silver on May 3, 2006. Glamis continued drilling from May 2006 through its merger with Goldcorp in November 2006. Goldcorp continued aggressive drilling of the Peñasquito Property through the end of 2007. From May 2006 to December 2007, Glamis and Goldcorp drilled a total of 324 diamond core holes (213,988 metres).

Geological Setting

     The regional geology is dominated by Mesozoic sedimentary rocks intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite). The sedimentary rocks formed in the Mexico Geosyncline, a 2.5 -kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods consisting of a 2,000-metre thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1,200 to 2,000-metre thick limestone sequence.

     The Mesozoic sedimentary units of the Mazapil area were folded into east-west arcuate folds, cut by northeast- and north-striking faults, and intruded by Tertiary granodiorite, quartz monzonite, and quartz-feldspar porphyry. Tertiary stocks are exposed in the ranges, but not in the valley at Peñasquito. Two diatremes breccia pipes, believed to be related to quartz-feldspar porphyry stocks beneath the Peñasquito area, explosively penetrated Caracol sedimentary units, and probably breached the surface and erupted. These two diatremes, Peñasco and Brecha Azul, are the principal hosts for gold-silver-zinc-lead mineralization at Peñasquito. There is a single outcrop of altered breccia near the center of the Peñasco pipe. Weak sulphide mineralization outcrops on the west side of the outcrop, representing the uppermost expression of much larger mineralized zones below.

     Both breccia pipes are believed to have erupted and breached the surface. Their eruption craters and ejecta aprons have since been eroded away, and the current bedrock surface at the Peñasquito Property is estimated to be on the order of 50 to 100 metres below the original paleo surface. Both of the breccia pipes sit within a hydrothermal alteration shell consisting of a central sericite-pyrite-quartz (phyllic) alteration assemblage, surrounding sericite-pyrite-quartz-calcite assemblage, and peripheral chlorite-epidote-pyrite (propylitic) alteration halo.

Mineralization

     Sulphide mineralization in the Chile Colorado Zone and the Peñasco Zone is hosted by breccias within the diatreme pipes (Brecha Azul and Peñasco) and by surrounding siltstone and sandstone (Cretaceous Caracol Formation) outside of the pipes.

     The Peñasco Zone is comprised of disseminated sulfides in crudely stratified breccias within the diatreme, cut by closely related quartz-felspar porphyry and felsite dikes, and by sulphide disseminations in siltstone and sandstone horizons of the surrounding sedimentary units (Caracol Formation). Breccia units consist of sediment-clast breccias high in the sequence, mixed-clast breccias (sediment and intrusion clasts) at intermediate-depths, and underlying intrusion-clast breccias. All breccias have a matrix of milled, fine-grained intrusion clasts. All of these units may be mineralized, including the cross-cutting dikes. The Chile Colorado Zone is very similar to the Peñasco Zone, with sphalerite-galena-gold-silver hosted by breccias within the Brecha Azul diatreme pipe and by Caracol siltstone and sandstone surrounding the pipe. The Peñasco diatreme is about 900 meters east-west by 800 meters north-south immediately below the alluvial cover; the Brecha Azul diatreme is about 500 meters in diameter at its uppermost extent. Crackle breccias along the inner margins of the diatremes host some of the highest grade mineralization. Sulfide mineralization consists of disseminations and less common veinlets of medium to coarse-grained sphalerite-galena-argentite, various silver sulfosalts, including minor tetrahedrite-polybasite, and common gangue of calcite-rhodochrosite-quartz-fluorite.

     At Chile Colorado, the highest grade mineralization outside of the diatremes pipes occurs as stockwork veins and disseminations hosted by weakly silicified sandstone, siltstone or shale of the Caracol Formation. This mineralization is localized by north-south trending fracture zones. At Peñasco, the most prominent mineralization outside of the diatreme is at SW Peñasco where it occurs as disseminations and veinlet stockworks in weakly silicified Caracol siltstone and sandtone, and as garnet-sulfide skarns and shalerite-galena mantos in the limestone units of the underlying Indidura and Cuesta del Cura formations (Cretaceous).

     Sphalerite and galena associated with carbonate and pyrite occur locally as massive veins. Pyrite, sphalerite and galena often occur as discrete crystals and disseminations within sandstone and siltstone units surrounding the diatremes. Late-stage carbonates and pyrite fracture fillings occur throughout the Caracol sedimentary sequence distal to the primary mineralized zones at Peñasquito.

Exploration

     Kennecott completed numerous air and ground based geophysical surveys on the Peñasquito concessions between 1994 and 1997. The aeromagnetic survey of the region defined an 8 kilometres by 4 kilometres, north-south trending magnetic high centered roughly on the Peñasco Breccia. These surveys provided an understanding of the relationship of Peñasquito mineralization to underlying intrusions (magnetometer surveys), located sulphide stockworks (IP surveys), and discovered the Brecha Azul diatremes (gravity survey). The successful identification and location of sulphide stockworks led directly to the initial “ore-grade” discovery at Chile Colorado.

     In 2004, Western Silver initiated additional CSAMT and IP surveys that extended coverage on the older lines, and extended coverage to the east of the pre-existing coverage. The geophysical database for the Peñasquito Project area now provides a detailed geophysical database that images changes in geology and has identified other targets of interest.

     Kennecott completed an extensive rapid air blast (“RAB”) drilling campaign across much of the Peñasquito Project area after the discovery of the Chile Colorado Zone. This program, designed to systematically test the entire project area, consisted of 250 holes. The holes penetrated the extensive overburden cover and collected chip samples from the top few metres of bedrock. Twenty-eight of the RAB holes in this campaign by Kennecott were drilled within and immediately adjacent to the Peñasco Zone. The geochemical survey results identified broad zinc, lead, gold and silver anomalies that warranted further exploration. Exploration drilling results have subsequently confirmed significant mineralization in the Peñasco and Chile Colorado zones.

     Exploration has continued uninterrupted since 2002. Between one and nine exploration drill rigs have been on site at any given time since then. To the date of the resource estimate set out below under “Mineral Resource and Mineral Reserve Estimates”, 782 drillholes totalling 396,000 metres had been drilled.

Drilling

     The Peñasquito Project has been drilled by five mining and exploration companies, beginning with Kennecott in 1995 and extending through Western Copper/Western Silver, Mauricio Hochschield, Glamis and Goldcorp. Drilling has focused on the exploration of three principal areas: the original Chile Colorado Zone, the Brecha Azul Zone (Azul Breccia, Azul NE and Luna Azul) and the Peñasco Zone (including El Sotol). Work for the latest resource and reserve update concentrated on in-fill exploration drilling of the Peñasco Zone and the Brecha Azul Zone.

     The following table summarizes exploration drilling performed and assayed to date on the Peñasquito Property. This data has been used in the preparation of the resource estimates used in the Peñasquito Report. Additional exploration drilling is ongoing.

	TOTAL DRILL HOLES
CATEGORY	Number	Meters
Holes in Database (1)	782	396,426
Hochschild Holds Excluded for Resource Estimate	14	4,601
PP (water wells) Series Excluded for Resource Estimate	7	2,064
Holes Used for Resource Estimate including condemnation	761	389,761
______________________________________

(1)     15,135 metres are reverse circulation drilling; the balance are core.

Sampling, Analysis, Security and Data Verification

     Due to the alluvial cover, the vast majority of resource sampling at the Peñasquito Project has been done using diamond core drilling or, less commonly, reverse-circulation drilling. Most diamond drilling is HQ size core, but narrowing to NQ diameter at depth in the longer holes. Drillhole spacing is generally on 50 metre centres in the main deposits spreading out to 400 metre spaced holes in the condemnation zones. Drilling covers an area approximately 8,000 metres east-west by 4,500 metres north-south with the majority of holes concentrated in an area 2,100 metres east-west by 2,800 metres north-south.

     Minera Peñasquito has sampled drill holes from bedrock to final depth. The standard sample interval is 2.0 metres. Some samples are limited to geological boundaries and are less than 2.0 metres in length. A senior geologist examines the core, defines the primary sample contacts, and designates the axis along which to cut the core. Special attention in veined areas was taken to ensure representative splits were made perpendicular and not parallel to veins.

     Geological logging is very detailed and follows the geological legend on a regional scale. Once the core has been measured, marked, photographed, and logged geotechnically and geologically, the core boxes are brought to the diamond saw cutting stations located at the project site. The core is sawed in half. One-half of every sample is placed into a heavy plastic bag that the splitter's helper has previously marked with the drill hole and sample number and the sample tag has been inserted into the plastic bag. Standard reference material samples and blanks are inserted into the sample stream going to the assay laboratory in a documented sequence on a frequency of one standard reference sample every 40 samples and a blank every 50 samples. The analytical laboratory also inserts its own standard reference samples.

     The plastic bags are placed into large sacks and picked up by an ALS Chemex transport truck which delivers them directly to ALS Chemex Laboratories (“ALS”) in Guadalajara, Mexico approximately twice per week, where the samples are prepped and pulped. Pulps are then sent to ALS in Vancouver, British Columbia where they are assayed and checked. At present ALS is Minera Peñasquito’s primary assay lab. Check samples are sent to Acme Laboratories (“Acme”) of Vancouver, British Columbia. Both ALS and Acme are ISO9002-certified laboratories and both use industry standard sample preparation procedures.

     The sample preparation procedures on site before shipment to the laboratory have been independently reviewed and deemed secure and adequate.

     The quality assurance and quality control (the “QA/QC”) procedures employed by Minera Peñasquito have been independently audited by MDA (Mine Development Associates, Reno, Nevada). Based on a review of Minera Peñasquito’s QA/QC procedures to date (April 2007), the database used for resource estimates is sufficiently reliable for use in Mineral Resource estimation but some reservations had been noted.

     The Peñasquito Report states that no significant problems were identified during reviews of the drilling data, that the holes appear to have been properly located and downhole-surveyed and to have recovered an adequate sample (core recovery during the later Minera Peñasquito campaigns averaged 97.8%) .

     IMC (Independent Mining Consultants Inc., Tucson, Arizona) supplemented the check assay data by performing numerous paired comparisons of grades from different drilling and assaying campaigns, including those for which no check assays are available. The results show no evidence to indicate that any of the Minera Peñasquito and Kennecott database assays are affected by large analytical or sample preparation biases. However, they do suggest that the Hochschild grades are quite heavily high-biased relative to the Minera Peñasquito and Kennecott grades for gold, silver and zinc. No Hochschild samples were available for re-assay, so the precautionary decision was taken not to use the Hochschild assays when estimating grades in the resource model.

     The paired-comparison reviews did not detect any biases between core and reverse circulation drilling (about 10% of the exploration drilling is reverse circulation).

Mineral Reserve and Mineral Resource Estimates

     The following table sets forth the estimated Mineral Reserves (silver only) for 25% of the Peñasquito Project as of December 31, 2007:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Proven	117.25	32.8	123.8
Probable	112.14	25.6	92.2
Proven + Probable	229.39	29.3	216.0
_____________________________________
(1)	The Mineral Reserves for the Peñasquito Project set out in the table above represent the 25% attributable to the Corporation and have been prepared under the supervision of Robert H. Bryson, Vice President Engineering of Goldcorp Inc., who is a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.
(2)	The Mineral Reserves have been calculated using assumed metals prices as follows: Gold - $525 per ounce; Silver - $10.00 per ounce; Zinc - $0.80 per pound and Lead - $0.40 per pound.
(3)	The Proven and Probable Reserves have been calculated using NSR (Net Smelter Return) cut-off grades and assuming the Mineral Reserves metals prices set forth above. These cut-off grades are: $4.55 NSR for Peñasco-Azul sulphide feed and $5.18 NSR for Chile Colorado sulphide feed. A run-of-mine, heap leach process for gold and silver has been defined for the oxide materials at an NSR cut-off of $1.18 for Peñasco-Azul and at $1.30 for Chile Colorado.
(4)	Proven and Probable Mineral Reserves are a subset of Measured and Indicated Mineral Resources.
(5)	Numbers may not add up due to rounding.
(6)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

     The following table sets forth the estimated Mineral Resources (silver only) for 25% of the Peñasquito Project as of December 31, 2007:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)(7)
(Excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
	(millions)	(grams per tonne)	(millions of ounces)

Measured	26.75	21.1	18.2
Indicated	142.86	18.5	85.1
Measured + Indicated	169.61	18.9	103.3
Inferred	305.00	13.0	127.1
___________________________________
(1)	The Mineral Resources for the Peñasquito Project set out in the table above represent the 25% attributable to the Corporation and have been prepared under the supervision of Robert H. Bryson, Vice President Engineering of Goldcorp Inc., who is a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Standards.
(2)	Mineral Resource classification was based on kriging variance and the number of informing samples. For the Oxide Domain, classification was based on the gold kriging variance and the number of informing samples. For the sulphide domains classification was based on the zinc kriging variance and the number of informing samples. All Mineral Resources meet the defined classification criteria and cutoff grades for Peñasquito.
(3)	Mineral Resources have been calculated using assumed long-term metals prices as follows: Gold - $650 per ounce; Silver $13.00 per ounce; Zinc - $1.00 per pound and Lead - $0.50 per pound.
(4)	The Measured and Indicated Resources have been calculated using NSR (Net Smelter Return) cut-off grades and assuming the long-term Mineral Resource metals prices set forth above. These cutoff grades are $4.55 NSR for Peñasco-Azul sulphide feed and $5.18 NSR for Chile Colorado sulphide feed. A run-of-mine, heap leach process for gold and silver has been defined for the oxide materials at an NSR cutoff of $1.18 for Peñasco-Azul and at $1.30 for Chile Colorado.
(5)	Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(6)	Numbers may not add up due to rounding.
(7)	Silver is produced as a by-product metal at all operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

Proposed Mining Operations

Mine Plan

     The mine plan will provide sulphide ore to a mill flotation plant that will produce two concentrates for sale: a lead concentrate and a zinc concentrate. Both concentrates will have gold and silver credits. Likewise, the mine plan will provide oxide and mixed ores to a heap leach operation that will produce a silver and gold doré.

     The mine plan provides for a combined production schedule for both sulphide and oxide ores from both the Peñasco and Chile Colorado zones. The calendar year 2007, the start of mining operations, is taken as Year 1 in the mining schedule. Half-way through Year 3, sufficient sulphide ore is available such that the mill operation can begin under a 15-month start-up and commissioning mode. Commercial mill production is scheduled to begin in Year 4 and is planned to continue through Year 20 at an annual mining rate of 46.8 million tonnes of sulphide ore per year. The total material mined per year increases over the first four years to peak at 216.0 million tonnes (592,000 tonnes per day). The production rate increases correspond to significant increases in the equipment quantities of the mining fleet. Commercial sulphide production is scheduled for 20 years.

     Mining begins in the Peñasco pit, which provides the only sulphide mill feed through Year 11, and continues to provide mill feed through Year 20. Waste stripping begins in the Chile Colorado Zone in Year 10 and sulphide ore is mined during Year 12 through Year 20.

Environmental Permitting

     A large number of permits are in the process of being obtained in order to bring the Peñasquito Project into production. For the most part, federal laws regulate mining in Mexico, but there are some project components subject to state or local approval. The Secretary of Environment and Natural Resources (“SEMARNAT”) is the chief agency regulating environmental matters in Mexico. Three SEMARNAT permits needed to begin mine construction have been obtained: The Environmental Impact Assessment (“EIA”), the Risk Study and the Land Use Change. A land use license from the municipality of Mazapil and an archaeological release letter from the National Institute of Anthropology and History have also been obtained. An explosives permit from the National Secretary of Defence has also been obtained.

     Optimization and detailed design for the Peñasquito Project is continuing and certain of the project parameters may change as such work progresses. No smelting, refining or transportation contracts have yet been entered into.

Mine Life

     Based on the current estimates of Proven and Probable Mineral Reserves, together with the selected production rate, result in a mine life of 19 years.

DIVIDENDS

     The Corporation currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Corporation’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. The Corporation has not paid any dividends since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

     The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series. As of March 25, 2008, 223,714,717 Common Shares and no Preference Shares are issued and outstanding.

Common Shares

     Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any preemptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

     The Preference Shares may, at any time or from time to time, be issued in one or more series. The Corporation’s board of directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Corporation’s board of directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders. The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation.

TRADING PRICE AND VOLUME

Common Shares

     The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “SLW”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

January 2007	12.78	10.50	18,023,163
February 2007	13.05	11.35	19,579,018
March 2007	11.70	10.41	20,416,619
April 2007	13.34	10.73	32,800,239
May 2007	13.75	11.28	30,325,062
June 2007	12.89	11.50	21,628,753
July 2007	15.56	12.64	27,244,468
August 2007	14.65	10.45	27,057,900
September 2007	14.40	11.90	21,713,461
October 2007	15.99	13.12	25,643,137
November 2007	16.75	14.02	27,064,738
December 2007	17.37	13.83	19,123,869

     The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2007 was C$16.80 and on March 25, 2008 was C$16.83.

Warrants

     The common share purchase warrants (the “Warrants”) of the Corporation (five of which are exercisable to acquire one Common Share at a price of C$4.00 until August 5, 2009) are listed and posted for trading on the TSX under the symbol “SLW.WT”. The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

January 2007	1.85	1.45	1,807,026
February 2007	1.90	1.57	1,539,125
March 2007	1.70	1.40	2,493,452
April 2007	1.92	1.43	6,831,426
May 2007	1.95	1.50	2,875,605
June 2007	1.80	1.52	6,578,954
July 2007	2.34	1.73	3,263,307
August 2007	2.15	1.36	2,921,966
September 2007	2.10	1.61	1,979,830
October 2007	2.39	1.85	2,417,032
November 2007	2.64	2.05	9,064,454
December 2007	2.68	2.00	6,631,370

     The price of the Warrants as quoted by the TSX at the close of business on December 31, 2007 was C$2.68 and on March 25, 2008 was C$2.58.

Series A Warrants

     The Series A common share purchase warrants (the “Series A Warrants”) of the Corporation (five of which are exercisable to acquire one Common Share at a price of C$5.50 until November 30, 2009) are listed and posted for trading on the TSX under the symbol “SLW.WT.A”. The following table sets forth information relating to the trading of the Series A Warrants on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

January 2007	1.68	1.26	1,207,804
February 2007	1.74	1.32	1,420,575
March 2007	1.46	1.21	551,921
April 2007	1.66	1.30	1,505,200
May 2007	1.74	1.33	1,733,910
June 2007	1.60	1.29	816,657
July 2007	2.05	1.54	959,478
August 2007	1.88	1.15	707,789
September 2007	1.91	1.45	894,250
October 2007	2.10	1.57	794,221
November 2007	2.32	1.76	2,945,416
December 2007	2.44	1.74	2,252,607

     The price of the Series A Warrants as quoted by the TSX at the close of business on December 31, 2007 was C$2.44 and on March 25, 2008 was C$2.34.

Series B Warrants

     The Series B common share purchase warrants (the “Series B Warrants”) of the Corporation (each of which is exercisable to acquire one Common Share at a price of C$10.00 until December 22, 2010) are listed and posted for trading on the TSX under the symbol “SLW.WT.B”. The following table sets forth information relating to the trading of the Series B Warrants on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

January 2007	7.40	5.00	283,018
February 2007	7.24	5.75	196,940
March 2007	6.40	4.65	240,140
April 2007	6.80	5.02	524,788
May 2007	6.65	4.95	299,175
June 2007	6.15	5.09	135,008
July 2007	8.50	5.95	261,850
August 2007	8.00	5.28	175,430
September 2007	8.00	5.90	96,895
October 2007	8.00	6.25	158,694
November 2007	8.58	6.85	233,141
December 2007	9.00	6.74	172,019

     The price of the Series B Warrants as quoted by the TSX at the close of business on December 31, 2007 was C$8.90 and on March 25, 2008 was C$10.00.

DIRECTORS AND OFFICERS

     The following table sets forth the name, province/state and country of residence, position held with the Corporation and principal occupation of each person who is a director and/or an officer of the Corporation.

Name,
Province/State and
Country of Residence	Position(s) with the Corporation	Principal Occupation

Eduardo Luna	Chairman of the Board and Director since December 2004 (5)	Chairman of the Board of Silver Wheaton
Mexico City, Mexico

Peter D. Barnes	President, Chief Executive Officer and Director since April 2006 (5)	President and Chief Executive Officer of Silver Wheaton
British Columbia, Canada

Lawrence I. Bell (1)	Director since April 2006 (5)	Chairman of Canada Line (Rapid Transit) Project
British Columbia, Canada

John A. Brough (1)(3)	Director since October 2004 (5)	Corporate Director
Ontario, Canada

R. Peter Gillin (1)(2)(3)	Director since October 2004 (5)	Chairman and Chief Executive Officer of Tahera
Ontario, Canada		Diamond Corporation (diamond exploration and
development company)

Douglas M. Holtby (2)	Director since April 2006 (5)	Vice Chairman and Lead Director of Goldcorp (mining company) and President and Chief Executive Officer of Arbutus Road Investments Inc. (a private investment company)
British Columbia, Canada

Wade D. Nesmith (2)(3)(4)	Director since October 2004 (5)	Associate Counsel (Lang Michener LLP)
British Columbia, Canada

Nolan Watson	Chief Financial Officer	Chief Financial Officer of Silver Wheaton
British Columbia, Canada

Randy V. J. Smallwood	Executive Vice President, Corporate Development	Executive Vice President, Corporate Development of Silver Wheaton
British Columbia, Canada

Michael J. Johnson	Vice President, Legal and	Vice President, Legal of Silver Wheaton
British Columbia, Canada	Corporate Secretary

______________________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Lead Director.
(5)	Directors are elected at each annual meeting of Silver Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

     The principal occupations, businesses or employments of each of the Corporation’s directors and officers within the past five years are disclosed in the brief biographies set forth below.

     Eduardo Luna – Chairman of the Board. Mr. Luna has been Chairman of the Corporation since October 2004 (and was Interim Chief Executive Officer of the Corporation from October 2004 to April 2006), Executive Vice President of Wheaton River Minerals Ltd. (“Wheaton River”) from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

     Peter D. Barnes – President, Chief Executive Officer and Director. Mr. Barnes is currently the President, Chief Executive Officer and a director of Silver Wheaton. He was Executive Vice President and Chief Financial Officer of Silver Wheaton from October 2004 to April 2006, Executive Vice President and Chief Financial Officer of Goldcorp from March 2005 to April 2006, and prior to such time he was Executive Vice President of Wheaton River from February 2003 and Chief Financial Officer of Wheaton River from July 2003. Mr. Barnes is a Chartered Accountant with over 20 years of senior management experience, and holds a Bachelor of Science in Economics from the University of Hull, England.

     Lawrence I. Bell – Director. Mr. Lawrence Bell is currently the Chairman of Canada Line (Rapid Transit) Project and served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of International Forest Products Limited and Goldcorp and is former Chairman of the University of British Columbia Board of Directors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province's public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

     John A. Brough – Director. Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director of Livingston International Income Fund, a director and Chairman of the Audit Committee and Lead Director of First National Financial Income Fund and a director of Quadra Mining Ltd. He holds a Bachelor of Arts degree in Political Science and Economics from the University of Toronto and is a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management.

     R. Peter Gillin – Director. Mr. Gillin has been Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, since October 2003. Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, since December 2005, a director of Trillium Health Care Products Inc. From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals corporation. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer of N.M. Rothschild & Sons Canada Limited. He is a Chartered Financial Analyst.

     Douglas M. Holtby – Director. Mr. Holtby is currently the Vice Chairman of the Board and Lead Director of Goldcorp and President and Chief Executive Officer of a private investment company, Arbutus Road Investments Inc. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President and a shareholder of Allarcom Pay Television Limited. Mr. Holtby is a Chartered Accountant and a graduate of the Institute of Corporate Directors -Director Education Program at the University of Toronto, Rotman School of Management.

     Wade D. Nesmith – Lead Director. Mr. Nesmith is currently associate counsel with Lang Michener LLP, a law firm where he previously practiced from 1993 to 1998 and where he was associate counsel during 2004. From 2000 to 2003, he was Vice President, Strategic Development of Westport Innovations Inc., a high performance, low emissions engines and fuel systems company, and, from 1999 to 2000, he was the principal of the law firm of Nesmith & Associates. Mr. Nesmith was the former Superintendent of Brokers for the Province of British Columbia. From December 2003 to March 2005, Mr. Nesmith was a director of Oxford Automotive Inc., a U.S. based, tier-one auto parts manufacturer. He also served as Chairman of the Executive Committee and the Compensation Committee of Oxford Automotive Inc.

     Nolan Watson – Chief Financial Officer. Mr. Watson, a former Valedictorian of the Chartered Accounting Program, is a Chartered Financial Analyst charterholder and holds a Bachelor of Commerce Degree, with honours, from the University of British Columbia. Prior to joining Silver Wheaton in January 2005, he worked in the Corporate Finance department of Deloitte & Touche LLP where he specialized in financial advisory services, including mergers and acquisitions.

     Randy V. J. Smallwood – Executive Vice President, Corporate Development. Mr. Smallwood holds a geological engineering degree from the University of British Columbia. He was previously Director of Project Development for Wheaton River from 1993 through its merger with Goldcorp and until 2007. He has been instrumental in building Wheaton River, Goldcorp and Silver Wheaton over a five year period of acquisitions. Prior to joining Wheaton River, Mr. Smallwood worked with Homestake Mining Company, Teck Corp. and Westmin Resources.

     Michael J. Johnson – Vice President, Legal. Mr. Johnson holds a Master of Laws degree from Osgoode Hall Law School at York University, a Bachelor of Laws Degree from Dalhousie University and a Bachelor of Arts degree (honours, first class) from Simon Fraser University. Prior to joining Silver Wheaton, Mr. Johnson practiced mining law for several years at two pre-eminent international law firms headquartered in Canada, during which time he was involved in numerous domestic and cross-border mergers and acquisitions and various other corporate finance-related matters.

     As at March 25, 2008, the directors and executive officers of Silver Wheaton, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 206,700 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Silver Wheaton as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

     No director of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. No director of the Corporation is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Lawrence I. Bell who was a director of a mining company when it filed a plan of reorganization under Chapter 11 on December 22, 1998; (b) Wade D. Nesmith who was a director of an automotive company which applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005; and (c) R. Peter Gillin who is the Chairman and Chief Executive Officer of Tahera Diamond Corporation which announced on January 16, 2008 that it had obtained an order from the Ontario Superior Court of Justice granting Tahera Diamond Corporation protection pursuant to the provisions of the Companies’ Creditors Arrangement Act.

Conflicts of Interest

     To the best of Silver Wheaton’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential material conflicts of interest between Silver Wheaton and any director or officer of Silver Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Silver Wheaton and their duties as a director or officer of such other companies. See “Description of the Business — Risk Factors — Conflicts of Interest” and “Interest of Management and Others in Material Transactions”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     Other than as described below and elsewhere in this annual information form, since September 1, 2004, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

     On October 15, 2004, the Corporation completed the Luismin Transaction. Pursuant to the Luismin Transaction, Goldcorp became an indirect holder of approximately 75% of the then outstanding Common Shares. In connection with the Luismin Transaction, the Corporation entered into the Services Agreement with Goldcorp whereby the Corporation has agreed to reimburse Goldcorp for the use of a portion of its office facilities and the services of its personnel. See “General Development of the Business – Luismin Transaction”.

     On March 30, 2006, Silver Wheaton and Goldcorp amended the Luismin Silver Purchase Contract, as described elsewhere in this annual information form. As a result of this transaction, the Corporation issued 18 million Common Shares and paid $20 million to Goldcorp. In addition, in September 2006, in connection with Goldcorp’s acquisition of Glamis Gold Ltd. (“Glamis”), Silver Wheaton agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton received a right of first refusal on future silver production from Goldcorp’s Peñasquito gold project in Mexico for so long as Goldcorp held at least 20% of the Common Shares.

     In December 2006, Goldcorp sold 18 million Common Shares pursuant to a public offering for gross proceeds to Goldcorp of approximately C$217.9 million.

     During May 2007, the Corporation entered into a 9 year lease agreement with Goldcorp for office space. The Corporation began making lease payments in December 2007 which totaled $17,500.

     In July 2007, the Corporation completed the purchase from Goldcorp of 25% of the life of mine silver production from the Peñasquito Project for a cash payment of $485 million. Eduardo Luna, Executive Vice President of Goldcorp at the time of completion of this transaction, is Chairman of the board of directors of the Corporation and each of Lawrence I. Bell and Douglas M. Holtby are directors of both the Corporation and Goldcorp. See “General Development of the Business – Peñasquito Transaction”.

     In February 2008, Goldcorp sold its remaining 108 million Common Shares pursuant to a public offering for gross proceeds to Goldcorp of C$1.566 billion. Goldcorp is no longer a shareholder of Silver Wheaton.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company (“CIBC Mellon”) at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

     The warrant agent for the Warrants, the Series A Warrants and the Series B Warrants is CIBC Mellon at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

     The only material contracts entered into by the Corporation within the year ended December 31, 2007 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.	The Luismin Silver Purchase Contract, as amended, referred to under the heading “General Development of the Business – Luismin Transaction” in this annual information form;

2.	The Yauliyacu Silver Purchase Contract referred to under the heading “General Development of the Business – Yauliyacu Transaction” in this annual information form;

3.	The Peñasquito Silver Purchase Contract referred to under the heading “General Development of the Business – Peñasquito Transaction” in this annual information form; and

4.	The $500 million credit facility dated as of July 20, 2007 between the Corporation and the lenders.

Each of such contracts is available on SEDAR at www.sedar.com under the Corporation’s profile.

INTERESTS OF EXPERTS

     The following individuals are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates contained in this annual information form:

1.	Velasquez Spring, P.Eng., Senior Geologist at WGM, is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the San Dimas Mine.

2.	Velasquez Spring, P.Eng., Senior Geologist at WGM, is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the San Martin Mine.

3.	Robert H. Bryson, MMSA, Vice President, Engineering at Goldcorp, is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Peñasquito Project.

4.	Reynaldo Rivera, MAusIMM at Luismin, is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Los Filos Project.

5.	Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, are the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates for the Zinkgruvan Mine.

6.	Patrick Forward, General Manager, Exploration of European Goldfields Limited, is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Stratoni Mine.

7.	Jim Tompkins, P.Eng., Mercator’s independent mining engineer, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and verified the technical information in connection with the Mineral Reserve and Mineral Resource estimates for the Mineral Park Mine.

     The following are the technical reports prepared in accordance with NI 43-101 from which technical information contained in this annual information form has been derived:

1.	San Dimas Mine — Velasquez Spring, P.Eng., Senior Geologist at WGM, and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM, prepared a report in accordance with NI 43-101 entitled “An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2007 for Silver Wheaton Corp.” dated February 22, 2008.

2.	Yauliyacu Mine — Velasquez Spring, P.Eng., Senior Geologist, Robert Didur, P.Eng., Senior Associate Mining Consultant and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM, prepared a report in accordance with NI 43-101 entitled “A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Perú for Silver Wheaton Corp.” dated March 28, 2008.

3.	Peñasquito Project — Robert H. Bryson, MMSA, Vice President, Engineering at Goldcorp, Fred H. Brown, CPG, independent consultant to Goldcorp, Reynaldo Rivera, AusIMM, Vice President, Exploration at Luismin, S.A. de C.V., and Steven Ristorcelli, CPG, Principal Geologist at Mine Development Associates, Inc., prepared a report in accordance with NI 43-101 entitled “Peñasquito Project Technical Report Concepcíon del Oro District, Zacatecas State, México” dated December 31, 2007, as amended February 8, 2008.

     Each of such reports are available on SEDAR at www.sedar.com under the Corporation’s profile and a summary of such reports is contained in this annual information form under “Description of the Business – San Dimas Mine, Mexico, – Yauliyacu Mine, Perú, – Peñasquito Project, Mexico”, respectively.

     Other than 5,858 common shares of Goldcorp and options to purchase a further 70,350 common shares of Goldcorp held by Mr. Bryson, none of the aforementioned qualified persons held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.

     Other than Messrs. Bryson and Rivera who are officers of Goldcorp and Luismin, S.A. de C.V., none of the aforementioned qualified persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

     Deloitte & Touche LLP, are the independent auditors for the Corporation.

AUDIT COMMITTEE

     The Corporation’s Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Corporation.

     The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Corporation’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

     The members of the Corporation’s current Audit Committee are John A. Brough (Chairman), Lawrence I. Bell and R. Peter Gillin. Each of Messrs. Brough, Bell and Gillin are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). In addition to being independent directors as described above, all members of the Corporation’s Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation.

     The Audit Committee met six times in 2007. Each of Messrs. Brough, Bell and Gillin were present at all six meetings.

Relevant Education and Experience

     Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

John A. Brough – Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement, and he has 30 years of experience in the real estate industry. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. He has a Bachelor of Arts degree in Political Science and Economics from the University of Toronto, is a Chartered Accountant and is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director of Livingston International Income Fund and a director and Chairman of the Audit Committee of First National Financial Income Fund and a director of Quadra Mining Ltd. Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management.

Lawrence I. Bell – Mr. Lawrence Bell is currently the Chairman of Canada Line (Rapid Transit) Project and served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of International Forest Products Limited and Goldcorp and is former Chairman of the University of British Columbia Board of Directors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province's public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

R. Peter Gillin – Mr. Gillin is currently the Chairman and Chief Executive Officer of Tahera Diamond Corporation and is also a member of the Independent Review Committee of TD Asset Management Inc. for the purposes of Mutual Reliance Review System applications under National Instrument 81-102 Mutual Funds. Mr. Gillin has an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst.

Pre-Approval Policies and Procedures

     The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

     The aggregate audit fees billed by the Corporation’s external auditors for the year ended December 31, 2007 were C$296,000 (year ended December 31, 2006 – C$182,500).

Audit-Related Fees

     The aggregate audit-related fees billed by the Corporation’s external auditors for the year ended December 31, 2007 were C$Nil (year ended December 31, 2006 – C$125,000).

Tax Fees

     The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation’s external auditors for the year ended December 31, 2007 were C$169,100 (year ended December 31, 2006 –C$166,900).

All Other Fees

     There were no other fees billed by the Corporation’s external auditors during the last two financial years.

ADDITIONAL INFORMATION

     Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Corporation to be prepared in connection with the Corporation’s annual and special meeting of shareholders scheduled to be held on May 14, 2008 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2007.

SCHEDULE “A”

     SILVER WHEATON CORP.
AUDIT COMMITTEE CHARTER

I.	PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Silver Wheaton Corp. (“Silver Wheaton” or the “Company”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

	A.	overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

	B.	assisting the Board in oversight of the Company’s compliance with legal and regulatory requirements;

	C.	recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

	D.	assisting the Board in oversight of the performance of the Company’s internal audit function;

	E.	serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

	F.	preparing Audit Committee report(s) as required by applicable regulators; and

	G.	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.	COMPOSITION AND OPERATIONS

	A.	The Committee shall operate under the guidelines applicable to all Board committees.

	B.	The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines.

	C.	In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix One, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as a member of the Board and as a member of Board committees.

	D.	All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix One, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix One.

	E.	If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

	F.	The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

	G.	The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

	H.	As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

	I.	Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

	A.	Create an agenda for the ensuing year.

	B.	Review and update this Charter at least annually, as conditions dictate.

	C.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

	D.	Documents/Reports Review

		i)	Review with management and the independent auditors, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

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	ii)	Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

	iii)	Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

	iv)	Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

	v)	Review expenses of the Board Chair and CEO annually.

	vi)	Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.	Independent Auditor

	i)	Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

	ii)	Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

	iii)	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

	iv)	Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre- approval of non-audit services is satisfied if:

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v)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Company’s external auditor.

vi)	Review the relationship of non-audit fees to audit fees paid to the independent Auditor to ensure that auditor independence is maintained.

vii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

viii)	Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

ix)	At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

x)	Arrange for the independent auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xi)	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xii)	Ensure that the independent auditors are prohibited from providing the following non- audit services and determining which other non-audit services the independent auditors are prohibited from providing:

	a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

	b)	financial information systems design and implementation;

	c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

	d)	actuarial services;

	e)	internal audit outsourcing services;

	f)	management functions or human resources;

	g)	broker or dealer, investment adviser or investment banking services;

	h)	legal services and expert services unrelated to the audit; and

	i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

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	xiii)	Approve any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

F.	Financial Reporting Processes

	i)	In consultation with the independent auditor review the integrity of the organization’s financial and accounting controls and reporting processes, both internal and external.

	ii)	Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

	iii)	Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants' reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

G.	Process Improvement

	i)	Discuss with independent auditors (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

	ii)	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

	iii)	Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

	iv)	Review the scope and plans of the independent auditor's audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

	v)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

	vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

	vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

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	viii)	Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

	ix)	Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

H.	Ethical and Legal Compliance

	i)	Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

	ii)	Review, with the Company’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

	iii)	Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

	iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and interim MD&A and the Annual Information Form.

I.	Risk Management

	i)	Make inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

	ii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

	iii)	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

J.	General

	i)	Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

	ii)	The Committee may, from time to time, engage and set the compensation for outside consultants, advisors or other resources with the approval of the Board Chair in consultation with the CEO.

	iii)	The Company must provide funding for the Committee to pay ordinary administrative expenses that are necessary for the Committee to carry out its duties.

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iv)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

v)	Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

vi)	Perform any other activities consistent with this Charter, the Company’s Articles and By- laws and governing law, as the Committee or the Board deems necessary or appropriate.

IV.	ACCOUNTABILITY

	A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

	B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

	C.	The minutes of the Audit Committee should be filed with the Corporate Secretary.

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APPENDIX ONE TO SCHEDULE “A”
SILVER WHEATON CORP. AUDIT COMMITTEE CHARTER

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:
a)	an understanding of financial statements and generally accepted accounting principles;
b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;
d)	an understanding of internal controls and procedures for financial reporting; and
e)	an understanding of audit committee functions.

A person shall have acquired such attributes through:
a)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
d)	other relevant experience

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